Exhibit 99.1

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

October 13, 2021

Dear Shareholder,

You are cordially invited to attend an annual general meeting (the “Meeting”) of the shareholders of Caesarstone Ltd. (the “Company”), to be held on November 17, 2021 beginning at 5:00 pm, Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe, Israel.

The Company’s notice of the Meeting, as published on October 13, 2021, and the proxy statement (“Proxy Statement”) appearing on the following pages, describe in detail the matters to be acted upon at the Meeting.

Only shareholders who held shares at the close of business on October 13, 2021 are entitled to notice of, and to vote at, the Meeting and any adjournments or postponement thereof. The Company’s board of directors unanimously recommends a vote “FOR” each matter set forth in the notice.

Whether or not you plan to attend the Meeting, it is important that your shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice of Annual General Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or, if you hold your shares in street name and the proxy card allows this, over the Internet.

We look forward to seeing as many of you as can attend the Meeting.

Very truly yours, Ariel Halperin Chairman of the Board of Directors

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe, 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT
_________________________________________

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on November 17, 2021

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, October 4, 2021 – Caesarstone Ltd. (Nasdaq: CSTE) (“Caesarstone” or the “Company”), a leading developer and manufacturer of high quality engineered quartz surfaces, announced that an annual general meeting (the “Meeting”) of its shareholders will be held on November 17, 2021, at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel.

The Meeting is being called for the following purposes:

(1)          to re-elect Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki to serve as directors of the Company until the close of the next annual general meeting of shareholders of the Company;

(2)          to approve a grant of 50,000 options to purchase shares of the company to Mr. Yuval Dagim, the Company’s Chief Executive Officer.;

(3)          to approve the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent auditors for the year ending December 31, 2021, and its service until the annual general meeting of shareholders to be held in 2022 and to authorize the Company’s board of directors, upon recommendation of the audit committee of the Company, to determine the compensation of the independent auditors in accordance with the volume and nature of their services and receive an update regarding the Company’s independent auditors’ remuneration for the past year;

(4)          Approval of the Management Services Agreement with Tene Growth Capital 3 Funds Management Company Ltd.; and

(5)          renewal and/or grant of exemption and indemnification agreements by the company to its current and future officers, Directors and to its CEO including Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder to the full extent permitted by the law, in accordance with the Company's Compensation Policy.

The board of directors unanimously recommends that shareholders vote in favor of each of the foregoing proposals, which will be described in a proxy statement related to the Meeting.

In addition, at the Meeting the shareholders will be asked to consider the Company’s audited financial statements for the year ended December 31, 2020.

We are currently not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote on such matters in accordance with their best judgment.

In accordance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”), any shareholder of the Company holding at least one percent of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, no later than October 11, 2021. To the extent that there are any additional agenda items that the board of directors of the Company determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than October 18, 2021.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder) are subject to the fulfillment of one of the following additional voting requirements:

(i)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal; or

(ii)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 2 and 5 (with respect to Our CEO), the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder):

A “Controlling Shareholder” is defined as any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder (as defined in the Israeli Companies Law) of the company), including, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company. Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2, 4 and 5 your shares will counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting rights in the Company constitutes a quorum for purposes of the Meeting. In the absence of the requisite quorum of shareholders at the Meeting, the Meeting will be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the Meeting in accordance with the Company’s articles of association. At such adjourned meeting the presence of at least two shareholders in person or by proxy (regardless of the voting power represented by their shares) will constitute a quorum.

Only shareholders of record at the close of business on October 11, 2021, are entitled to notice of, and to vote at, the Meeting, or at any adjournment or postponement thereof.

A proxy statement describing the various matters to be voted on at the Meeting, along with a proxy card enabling the shareholders to indicate their vote on each matter, will be mailed on or about October 15, 2021 to all shareholders entitled to vote at the Meeting. Such proxy statement will also be furnished to the U.S. Securities and Exchange Commission (the “SEC”) under cover of Form 6-K and will be available on the Company’s website www.caesarstone.com. Proxies must be submitted to the Company’s transfer agent, American Stock Transfer & Trust Company of New York, New York, no later 11:59 p.m. EST on November 16, 2021, or to our officers no later than 8:00 a.m. (Israel time) on November 17, 2021. Proxies delivered to the Company or to its transfer agent following such time will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If your ordinary shares in the Company are held in “street name” (meaning held through a bank, broker or other nominee), you will be able to either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to enable you to participate in and to vote your shares at the Meeting (or to appoint a proxy to do so).

In accordance with the Companies Law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an agenda item for the Meeting to the Company’s offices, c/o Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-610-9331, no later than November 7, 2021. Any position statement received by the Company will be furnished to the SEC on Form 6-K and will be publicly available on the SEC’s website at www.sec.gov.

BY ORDER OF THE BOARD OF DIRECTORS /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board of Directors

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel
October 4, 2021
ii

CAESARSTONE LTD.

Kibbutz Sdot-Yam, MP Menashe 3780400, Israel

Tel: +972-4-636-4555

PROXY STATEMENT

General Information

This proxy statement (the “Proxy Statement”) and the accompanying proxy card are being furnished to the holders of ordinary shares, par value 0.04 per share, of Caesarstone Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the board of directors of the Company (the “Board”), for use at the annual general meeting of shareholders of the Company (the “Meeting”) to be held on November 17, 2021, beginning at 5:00 pm Israel time, at the offices of the Company at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel. You are entitled to notice of, and to vote at, the Meeting, if you held ordinary shares as of the close of business on October 11, 2021, the record date for the Meeting (the “Record Date”).

Proxy

Nahum Trost and Ron Mosberg, or either one of them, may be appointed as proxies by the shareholders entitled to vote at the Meeting with respect to the matters to be voted on at the Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company by mail at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, will be voted as specified in the instructions indicated in such proxies. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 16, 2021, or to our officers no later than 8:00 a.m. (Israel time) on November 17, 2021. Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.  If you are a shareholder of record as of the Record Date for the Meeting, subject to applicable law and the rules of the Nasdaq Stock Market (“Nasdaq”), if no instructions are indicated in such proxies with respect to any proposal, the shares represented by properly executed and received proxies will be voted “FOR” each of the Proposals, other than Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder).  If you hold your shares in “street name” through a broker, bank or other nominee, you are considered, with respect to those shares, a beneficial owner. Brokers that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. The only item on the Meeting agenda that may be considered routine is Proposal No. 3 relating to the re-appointment of our independent auditors firm for the fiscal year ending December 31, 2021; however, we cannot be certain whether this will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999, and regulations promulgated thereunder (the “Companies Law”) rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct such bank, broker or other nominee how to vote its shares, if the shareholder wants its shares to count for the proposals.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice of the revocation of the proxy delivered by mail to the Company at its offices at Kibbutz Sdot-Yam, MP Menashe 3780400, Israel, Attention: Ron Mosberg, General Counsel and Corporate Secretary, or by facsimile to +972-4-6109331, no later than 8:00 a.m. (Israel time) on November 17, 2021, or to its transfer agent, American Stock Transfer & Trust Company, LLC, by mail to 6201 15th Avenue, Brooklyn, New York 11219, no later than 11:59 p.m. EST on November 16, 2021,  canceling the proxy or appointing a different proxy, (ii) by written notice of the revocation of the proxy delivered at the Meeting to the chairman of the Meeting or (iii) by attending and voting in person at the Meeting. Attendance at the Meeting will not, in and of itself, constitute revocation of a proxy.

Shareholders Entitled to Vote – Record Date

Shareholders of record who held ordinary shares as of the Record Date are entitled to notice of, and to vote at, the Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company at the close of business on the Record Date, or which appears in the participant list of a securities depository on that date, are considered to be beneficial owners of shares held in “street name.” These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record with respect to the Company’s ordinary shares. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Meeting, but may not actually vote their shares in person at the Meeting unless they first obtain a signed proxy from the record holder (that is, their bank, broker or other nominee) giving them the right to vote the shares.

As of the Record Date, there were 35,573,141 issued Shares and 34,470,045 (excluding 1,103,096 dormant Shares held in treasury) entitled to vote at the Meeting.

Quorum and Required Vote

Pursuant to the Company’s Articles of Association (the “Articles”), the quorum required for the Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s voting power. If a quorum is not present within thirty (30) minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day at the same time and place in the following week, in which case the Company shall not be obligated to give notice to the shareholders of the adjourned meeting or to a day, time and place as the Board may decide if so specified in the notice of the meeting (the “Adjourned Meeting”). At such Adjourned Meeting any number of shareholders shall constitute a quorum for the business for which the original meeting was called.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner, as described above.  If you hold your shares in “street name” and do not provide your broker with specific instructions regarding how to vote on any proposal, your broker will not be permitted to vote your shares on the proposal, resulting in a “broker non-vote.”  Therefore, it is important for a shareholder that holds ordinary shares through a bank, broker or other nominee to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for the proposals.

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon is necessary for the approval of each proposal.

The approval of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder) are subject to the fulfillment of one of the following additional voting requirements:

(iii)
a majority of the shares that are voted at the Meeting in favor of the relevant proposal, excluding abstentions, includes a majority of the votes of shareholders who are not Controlling Shareholders of the Company or do not have a Personal Interest in approving the proposal; or

(iv)	the total number of shares held by the shareholders mentioned in clause (i) above that are voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in the Company.

In connection with Proposal Nos. 2, and 5 (with respect to Our CEO), the Companies Law allows the board of directors of a company to approve such proposal even if the general meeting of shareholders has voted against its approval, provided that the company’s compensation committee, and thereafter its board of directors, each determines to approve it, based on detailed arguments, and after having reconsidered the matter and concluded that such action is in the best interest of the company.

For the purposes of Proposal Nos. 2, 4 and 5 (with respect to Our CEO and Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder):

A “Controlling Shareholder” is any shareholder that has the ability to direct the company’s activities (other than by means of being a director or office holder of the company), including, a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company.  Two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of the company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the company, or (ii) the right to appoint directors of the company or its chief executive officer.

A “Personal Interest” of a shareholder in an action or transaction of a company includes (i) a personal interest of any of the shareholder’s relative (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as detailed above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as a director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy whether or not the proxy grantor has a personal interest; and (ii) excludes an interest arising solely from the ownership of ordinary shares of the company.

If you do not indicate a response YES for confirm that you are NOT a controlling shareholder of the Company and do NOT have a personal interest in Proposal Nos. 2, 4 and 5 your shares will counted as Controlling Shareholder in the Company or as those having a Personal Interest in the applicable Proposal.

The enclosed form of proxy includes a box you can mark to confirm that you are not a “controlling shareholder” and do not have a personal interest in this matter, as applicable. If you do not mark this box, your vote will counted as  “controlling shareholder”  in the Company and/or have a Personal Interest in the applicable Proposal and will not be counted.   Other than Kibbutz Sdot-Yam and Tene (as defined below), we are not aware of controlling shareholders under the Companies Law in Caesarstone.

The Board unanimously recommends shareholders vote “FOR” each of the Proposals set forth in the Proxy Statement.

Except for the purpose of determining a quorum, broker non-votes will not be counted as present and are not entitled to vote. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

Kibbutz Sdot-Yam, together with Tene (as defined below) are deemed the Company’s controlling shareholders as defined in the Companies Law and beneficially own together approximately 40.7% of the Company’s outstanding ordinary shares as of the Record Date. For more information on the arrangements between Kibbutz Sdot-Yam and Tene, please see under “Beneficial Ownership of Securities by Certain Beneficial Owners and Management” below.

On each matter submitted to the shareholders for consideration at the Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Meeting that are not voted on a particular matter (including broker non-votes) will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the Meeting and/or the right to be counted as part of the quorum for the Meeting shall be conferred exclusively upon the more senior among the joint owners attending the Meeting in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s share register.

How You Can Vote

•
Shareholders of Record. If you are a shareholder of record (that is, you hold a share certificate that is registered in your name or you are listed as a shareholder in the Company’s share register), you can submit your vote by completing, signing and submitting a proxy card, which has or will be sent to you and which will be accessible at the ‘Investor Relations’ portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. If you provide specific instructions (by marking a box) with regard to the proposals, your shares will be voted as you instruct. If you sign and return your proxy card without giving specific instructions with respect to Proposal Nos. 1 and 3, your shares will be voted in accordance with the recommendations of the Board. Furthermore, the persons named as proxies in the enclosed proxy card will vote in accordance with the recommendations of the Board on any other matters that may properly come before the Meeting.

Ballots will be passed out at the Meeting to anyone who wants to vote at the Meeting. If you choose to do so, please bring the enclosed proxy card or proof of identification. If you are a shareholder of record and your shares are held directly in your name, you may vote in person at the Meeting.

•
Shareholders Holding in “Street Name”.  If you hold ordinary shares in “street name” through a bank, broker or other nominee, the voting process will be based on your directing the bank, broker or other nominee to vote the ordinary shares in accordance with the voting instructions on your voting instruction card. Please follow the instructions on the voting instruction card received from your bank, broker or nominee. You may also be able to submit voting instructions to a bank, broker or nominee by phone or via the Internet if your voting instruction card describes such voting methods. Please be certain to have your control number from your voting instruction card ready for use in providing your voting instructions. It is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its shares if the shareholder wants its shares to count for the proposal.

You may also vote in person at the Meeting.  However, because a beneficial owner is not a shareholder of record, you must first obtain a “legal proxy” from the bank, broker or nominee that holds your shares, giving you the right to vote the shares at the Meeting.

Even if you plan to attend the Meeting, the Company recommends that you vote your shares in advance so that your vote will be counted if you later decide not to attend the Meeting.

Voting Results

The preliminary voting results will be announced at the Meeting.  The final voting results will be tallied by the Company’s General Counsel and Secretary based on the information provided by the Company’s transfer agent or otherwise and will be published following the Meeting on a Form 6-K that will be furnished to the SEC.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed by the Company for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. Proxies must be submitted to the Company’s transfer agent no later than 11:59 p.m. EST on November 16, 2021, or to our officers no later than 8:00 a.m. (Israel time) on November 17, 2021, Proxies delivered to the Company or to its transfer agent following such times will be presented to the chairperson of the Meeting and, at his discretion, may be voted as specified in the instructions included in such proxies.

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Annual General Meeting of Shareholders and this Proxy Statement are available at the ‘Investor Relations’ section of our Company’s website, www.caesarstone.com. The contents of that website are not a part of this Proxy Statement.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

For information regarding compensation granted to our five most highly compensated office holders during or with respect to the year ended December 31, 2020, please see Item 6 B. of our annual report on Form 20-F for the year ended December 31, 2020, which was filed with the SEC on March 22, 2021, and is accessible through the Company’s website at www.caesarstone.com or through the SEC’s website at www.sec.gov.

BENEFICIAL OWNERSHIP OF SECURITIES BY CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of our outstanding ordinary shares as of the date indicated below, by each person who we know beneficially owns more than 5.0% of our outstanding ordinary shares.

Beneficial ownership of ordinary shares is determined in accordance with the rules of the SEC and includes any ordinary shares over which a person has or shares voting or investment power (including the power to dispose). For purposes of the table below, we deem shares subject to options or warrants that are currently exercisable or exercisable within 60 days of October 11, 2021, to be outstanding and to be beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. The table assumes 34,470,045 ordinary shares (excluding 1,103,096 dormant Shares held in treasury) outstanding as of October 11, 2021.

All of our shareholders, including the shareholders listed below, have the same voting rights attached to their ordinary shares.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Held
Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (1)(3)	14,029,494	40.7%
Tene Investment in Projects 2016, L.P.(2)(3)	14,029,494	40.7%
The Phoenix Holdings Ltd. (4)	2,239,850	6.5%
BlackRock, Inc.(5)	1,825,862	5.3%
Global Alpha Capital Management Ltd.(6)	1,868,181	5.4%

All current directors, executive officers as a group (19 persons) (7)	14,535,609	41.6%

* Less than 1 percent.

(1) Based on a Schedule 13D/A filed on October 28, 2019 by Mifalei Sdot-Yam Agricultural Cooperative Society Ltd. (“Mifalei Sdot-Yam”). Mifalei Sdot-Yam is controlled by Sdot-Yam Business, Holding and Management – Agricultural Cooperative Society Ltd., which is in turn controlled by Kibbutz Sdot-Yam. Mifalei Sdot-Yam holds shared voting power, over 14,029,494 ordinary shares and sole dispositive power over 10,440,000 ordinary shares. No individual member of Mifalei Sdot-Yam has dispositive power or casting vote over the ordinary shares. The Economic Council elected by the members of Kibbutz Sdot-Yam manages the economic activities and strategy of Kibbutz Sdot-Yam. The Economic Council takes its decisions by majority vote and currently has eleven members, including Shai Bober and Tom Pardo Izhaki, which are directors on our board. The address of Kibbutz Sdot-Yam is MP Menashe 3780400, Israel. Our board of directors operates independently from the Economic Council.

Kibbutz Sdot-Yam is a communal society, referred to in Hebrew as a “kibbutz” (plural “kibbutzim”) with approximately 460 members and an additional 384 residents located in Israel on the Mediterranean coast between Tel Aviv and Haifa. Established in 1940, Kibbutz Sdot-Yam is a largely self-governed community of members who share certain social ideals and professional interests on a communal basis. Initially, the social idea behind the formation of the kibbutzim in Israel was to create a communal society in which all members share equally in all of the society’s resources and which provides for the needs of the community. Over the years, the structure of the kibbutzim has evolved, and today there are a number of different economic and social arrangements adopted by various kibbutzim.

Today, each member of Kibbutz Sdot-Yam continues to own an equal part of the assets of the Kibbutz. The members of Kibbutz Sdot-Yam are engaged in a number of economic activities, including agriculture, industrial operations and outdoor venue operations. A number of Kibbutz members are engaged in professions outside the Kibbutz. The Kibbutz is the owner and operator of several private companies. The Kibbutz community holds in common all land, buildings and production assets of these companies.

Some of the members of Kibbutz Sdot-Yam work in one of the production activities of Kibbutz Sdot-Yam, according to the requirements of Kibbutz Sdot-Yam and the career objectives of the individual concerned. Other members work outside of Kibbutz Sdot-Yam in businesses owned by other entities. Each member receives income based on the position the member holds and his or her economic contribution to the community, as well as on the size and composition of his or her family. Each member’s income depends on the income of Kibbutz Sdot-Yam from its economic activities. Each member has a personal pension fund that is funded by Kibbutz Sdot-Yam, and all accommodation, educational, health and old age care services, as well as social and municipal services, are provided either by or through Kibbutz Sdot-Yam and are subsidized by Kibbutz Sdot-Yam.

The elected Economic Council is the key economic decision-making body of Kibbutz Sdot-Yam. Kibbutz Sdot-Yam also has a General Secretary (chairman) and other senior officers, all of whom are elected by the members of Kibbutz Sdot-Yam at its General Meeting for terms of seven years. A meeting of the members of the Kibbutz may remove a member of the Economic Council by simple majority vote.

As of December 31, 2020, 33 of our employees, or 1.6% of our total workforce, are also members of Kibbutz Sdot-Yam.

(2) Based on a Schedule 13D/A filed on November 21, 2018 and on information provided to the Company by the beneficial owner, Tene Investment in Projects 2016, L.P. (“Tene”) has shared voting power over 14,029,494 ordinary shares and shared dispositive power over 5,589,494, consisting of (i) 3,589,494 ordinary shares, which it directly owns, and (ii) 2,000,000 ordinary shares underlying an immediately exercisable call option (“Call Option”) from Mifalei Sdot-Yam, which it directly owns pursuant to the Shareholders’ Agreement (as defined below) with Mifalei Sdot-Yam. Pursuant to the Shareholders’ Agreement, Tene also shares voting power over 10,440,000 Ordinary Shares beneficially owned by Mifalei Sdot-Yam. Dr. Ariel Halperin is the sole director of Tene Growth Capital III (G.P.) Company Ltd. (“Tene III”), which is the general partner of Tene Growth Capital 3 (Fund 3 G.P.) Projects, L.P (“Tene III Projects”), which is the general partner of Tene. Dr. Halperin is also a member of our board of directors.  Each of Dr. Halperin, Tene III and Tene III Projects may thus be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

(3) On October 13, 2016, based on approval from the Israeli Antitrust Commission, Mifalei Sdot-Yam and Tene entered into the shareholders’ agreement (“Shareholders’ Agreement”), memorialized in a term sheet signed by Mifalei Sdot-Yam and Tene on September 5, 2016 and further amended on February 20, 2018. Pursuant to the Shareholders’ Agreement:

●
The parties agreed to vote at general meetings of our shareholders in the same manner, following discussions intended to reach an agreement on any matters proposed to be voted upon, with Tene determining the manner in which both parties will vote if no agreement is reached, except with respect to certain carved-out matters, with respect to which Mifalei Sdot-Yam will determine the manner in which both parties will vote if no agreement is reached.

●
The parties agreed to use their best efforts to prevent any dilutive transactions that would reduce Mifalei Sdot-Yam’s holdings in us below 26% on a fully diluted basis, provided that such agreement will not apply as of the date on which the percentage of Mifalei Sdot-Yam’s holdings decreases below 26% of our outstanding shares on a fully diluted basis, for any reason whatsoever, or if Mifalei Sdot-Yam receives a satisfactory written certification from the Israel Land Authority permitting Mifalei Sdot-Yam’s holdings in us to decrease below 26%. Subject to certain exceptions, Mifalei Sdot-Yam will also continue to hold at least 6,850,000 of our ordinary shares for the seven-year term of the Shareholders’ Agreement, and in no case fewer than the number of ordinary shares that would permit Tene to exercise the Call Option in full.

●
The parties agreed to use their best efforts to cause that at least four directors be elected to our board (one identified by Mifalei Sdot-Yam, two identified by Tene and another identified by Mifalei Sdot-Yam with Tene’s consent), provided that the parties will not propose a resolution at a general meeting of our shareholders that will contradict a recommendation of our board on elections.

●	The parties granted each other certain tag-along rights with respect to their dispositions of ordinary shares.

(4) Based on Schedule 13G/A filed with the SEC on February 11, 2021 by the Phoenix Holdings Ltd., as of December 31, 2020, the Phoenix Holdings Ltd. held shared voting and dispositive power over 2,239,850 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the Phoenix Holding Ltd. (the “Subsidiaries”).  The Subsidiaries manage their own funds and/or the funds of others, including for holders of exchange-traded notes or various insurance policies, members of pension or provident funds, unit holders of mutual funds, and portfolio management clients.  Each of the Subsidiaries operates under independent management and makes its own independent voting and investment decisions. The address of the Phoenix Holding Ltd. is Derech Hashalom 53, Givataim, 53454, Israel.

(5) Based on Schedule 13G filed with the SEC on February 2, 2021 by the BlackRock Inc., as of December 31, 2020, the BlackRock Inc. held sole voting power over 1,782,214 ordinary shares, and sole dispositive power over 1,825,862 ordinary shares. These ordinary shares are beneficially owned by various direct or indirect, majority or wholly owned subsidiaries of the BlackRock Inc..

(6) Based on Schedule 13G filed with the SEC on February10, 2021 by the Global Alpha Capital Management Ltd., as of December 31, 2020, Global Alpha Capital Management Ltd held sole voting power over 1,622,939 ordinary shares, and sole dispositive power over 1,868,181 ordinary shares.

 (7) Includes 14,029,494 ordinary shares beneficially owned by Tene. As further described above in footnote (2), each of Dr. Halperin, Tene III, Tene III Projects may be deemed to share voting power over the 14,029,494 ordinary shares and dispositive power over the 5,589,494 ordinary shares, in each case, beneficially owned by Tene.

As of the Record Date, our directors and executive officers held, in the aggregate, 944,563 ordinary shares subject to outstanding equity awards (including outstanding options and unvested RSUs), which amount includes options currently exercisable for 391,125  ordinary shares. The options have a weighted average exercise price of $19.8 per share and have expiration dates until 2028. As of the Record Date, 2,928,041 ordinary shares remained reserved for future grants under our 2020 Incentive Compensation Plan.

CORPORATE GOVERNANCE

Under our Articles, the number of directors on the Company’s Board is fixed at not less than seven and not more than 11 members. The minimum and maximum number of directors may be changed, at any time and from time to time, by a simple majority vote of our shareholders at a shareholders’ meeting. Currently, there are nine directors serving on the Board. If Proposal No. 1 is approved at the Meeting, following the Meeting there will be 9 directors serving on the Board.

Our nominating committee is currently composed of Ms. Nurit Benjamini, Ms. Lily Ayalon and Mr. Ronald Kaplan, each of whom has been determined by the Board to be independent under the corporate governance standards of Nasdaq.

At the Meeting, the shareholders will be asked to re-elect seven directors that were nominated by the nominating committee and by our Board.

Under the corporate governance standards of Nasdaq, a majority of our directors must meet the independence requirements specified in those rules. Following the Meeting, assuming the election of all nominees, our Board will consist of 9 members, five of whom will be independent under the Nasdaq rules. Specifically, our Board has determined that Messrs. Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Nurit Benjamini and Lily Ayalon meet the independence standards under the Nasdaq rules. In reaching this conclusion, the Board determined that none of these directors has a relationship that would preclude a finding of independence and any relationships that these directors have with us do not impair their independence.

Our audit committee and the Board further determined that Mr. Ofer Tsimchi meets the independence requirements of the Companies Law and will serve as an independent director under the Companies Law.

Each of the director nominees has certified to us that he or she complies with all requirements under the Companies Law for serving as a director (and, in the case of Mr. Ofer Tsimchi, for serving as an independent director under the Companies Law). Such certifications will be available for inspection at the Meeting.

Under the Companies Law, the board of directors of a public company is required to determine the minimum number of directors with “accounting and financial expertise” who will serve on the board. The Board determined that at least one director must have “accounting and financial expertise”, as such term is defined by regulations promulgated under the Companies Law. The Board determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon has “accounting and financial expertise”. Our Board has further determined that each of Ms. Nurit Benjamini and Ms. Lily Ayalon qualifies as an “audit committee financial expert,” as defined by the rules of the SEC and has the requisite financial experience required by the Nasdaq rules. Each member of the audit committee meets the additional independence requirements of Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Company’s audit committee (the “Audit Committee”) met 9 times since last year’s annual general meeting. The Company’s compensation committee (the “Compensation Committee”) met 11 times since last year’s annual general meeting. The nominating committee met 1 time since last year’s annual general meeting. Our Board met 11 times since last year’s annual general meeting. Each of our directors nominated for re-election have attended more than 80% of the meetings of the Board and its committees on which they served since last year’s annual general meeting.

As approved at our 2014 and 2015 annual general meetings of shareholders and effective as of such dates, each of our directors (not including Dr. Ariel Halprin, Mr. Roger Abravanel and Mr. Ronald Kaplan), is entitled to an annual fee of NIS 120,000, subject to the limitation discussed below (the “Annual Fee”), and payment of NIS 3,350 per meeting, for participating in meetings of the Board and committees of the Board (the “Participation Compensation”). The Annual Fee will not exceed the maximum annual fee of an expert external director set forth in the Companies Regulations (Rules regarding Compensation and Expenses of External Directors), 5760 – 2000 as adjusted by the Companies Regulations (Reliefs for Public Companies with Shares Listed for Trading on a Stock Market Outside of Israel), 5760 – 2000 (together, the “Israeli Companies Regulations”). The Participation Compensation for resolutions that will be adopted without an actual convening (unanimous written resolutions) and for participation through media communication will be reduced as follows: (1) for resolutions that will be adopted without an actual convening, the Participation Compensation will be reduced to 50%; and (2) for participation through media communication, the Participation Compensation will be reduced to 60%.

Further, as approved at our 2016 annual general meeting of shareholders and effective as of such date, Mr. Roger Abravanel is entitled to an annual fee of US$100,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. In addition, Mr. Ronald Kaplan is entitled to an annual fee of US$75,000 and an additional per meeting fee of US$2,500 for participation in meetings of the Board and committees of the Board. Participating fees for meetings held through media communication will be reduced by 50% and for meetings by written consent will be reduced to 25%.

As approved at our 2017 annual general meeting of shareholders and effective as of such date, Dr. Ariel Halperin, our chairman of the Board, is entitled to an annual fee in the amount of NIS 750,000 (approximately $216,000), payable in equal quarterly installments.

The Participation Compensation and the Annual Fee described above are inclusive of all expenses incurred by a director in connection with his or her participation in a meeting held at the Company’s offices in Israel or at the director’s residence area or with regard to resolutions resolved by written consent or meeting via a teleconference; provided, however, that with respect to independent directors residing outside of Israel (other than Chairman of our Board and external directors), their travel and lodging expenses related to their participation in and physical attendance at any Board or Board committee meeting will be borne by the Company. In addition, directors will be entitled to reimbursement for traveling expenses when traveling abroad on behalf of the Company and other expenses incurred in the performance of their duties and other services to the Company.

Further, at our 2017 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors (other than Chairman of our Board), and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $28.65, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vested in three (3) equal annual installments, on August 1, 2018, August 1, 2019 and August 1, 2020.

Further, at our 2020 annual general meeting of shareholders, we granted 3,750 options to purchase our ordinary shares to each of our directors, and granted 33,000 options to purchase our ordinary shares to Dr. Halperin, our chairman of the Board, each with an exercise price of $11.51, the closing price of our ordinary shares on Nasdaq as of shareholders’ approval date. The options have been granted in accordance with, and subject to, all terms and conditions of the applicable Company’s incentive plan and the Company's customary option agreement, including, among other things, provisions for adjustment of the exercise price due to dividend distribution, and provisions for the acceleration of the vesting of the options the event we undergo a change of control. The options vested in three (3) equal annual installments, with the first installment vesting on September 17, 2021.

The Company purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with our compensation policy. In addition, the Company released its directors from liability and committed to indemnify them to the fullest extent permitted by law and its Articles, and provided them with exemption and indemnification agreements for this purpose. The current form of Letter of Exemption and Indemnification as described in ITEM 6.C: Directors, Senior Management and Employees—Board Practices—Exculpation, insurance and indemnification of office holders of our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021 and is available on the SEC website at www.sec.gov and the proposed form of Letter of Exemption and Indemnification attached hereto as Appendix B.

Any director elected at the Meeting would be remunerated in the manner described above, and would benefit from the insurance, indemnification and release discussed above.

Each director, who is not an external director, holds office until the annual general meeting of our shareholders in the subsequent year unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she is removed from office as described below.

Under our Articles, the directors who are serving in office will be entitled to act even if a vacancy occurs on the Board. However, should the number of directors, at the time in question, become less than the minimum set forth in our Articles, the remaining director(s) will be entitled to act for the purpose of filling the vacancies which will have occurred on the Board or for convening a general meeting, but not for any other purpose.

PROPOSAL ONE

APPROVAL OF THE RE-ELECTION OF DIRECTORS

Background

At the Meeting, the shareholders will be asked to re-elect the following persons to serve as directors of the Company until the next annual general meeting of shareholders of the Company: Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki.

Dr. Ariel Halperin (66) has served as our Chairman of the board of directors since December 2016. Dr. Halperin previously served as our director from December 2006 to May 2013. He has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and as a founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (50) has served as our director since December 2016. Mr. Brown previously served as our director from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (75) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as a director at the Phoenix Holdings Ltd. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Ronald Kaplan (70) has served as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (61) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober (46) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (38) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

   Attached as Appendix A are the declarations according to the Companies Law of of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki.

If this Proposal No. 1 is approved, following the re-election of each of the nominees, the compensation terms of the director nominees shall remain unchanged, as set forth in the section herein titled “Corporate Governance”.

Proposed Resolutions

 We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the re-election of each of Messrs. Ariel Halperin, Dori Brown, Roger Abravanel, Ronald Kaplan, Ofer Tsimchi, Shai Bober and Tom Pardo Izhaki, to serve as directors of the Company until the next annual general meeting of shareholders of the Company.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL TWO

TO APPROVE THE GRANT OF 50,000 OPTIONS TO PURCHASE SHARES OF THE COMPANY TO MR. YUVAL
DAGIM, THE COMPANY’S CHIEF EXECUTIVE OFFICER

Mr. Yuval Dagim has served as our Chief Executive Officer since August 2018. Under his services agreement, Mr. Dagim is entitled to a monthly compensation of NIS 205,000 (approximately $64,000), as well as provide benefits that are customary for senior executives in Israel, such as reimbursement for the costs of a cellular phone and car fuel used in the course of performing his obligations. In addition Mr. Dagim is eligible to receive an annual cash bonus. In November 2018, Mr. Dagim received 300,000 options to purchase ordinary shares of the Company (the “Options”) and 40,000 restricted share units each representing a right to receive one ordinary share of the Company (the “RSUs”).

Our Compensation Committee and Board of Directors approved on August 30, 2021 and August 31 2021, respectively, and recommended that our shareholders approve, the grant of 50,000 Options to Mr. Dagim (the “Proposed Grant”)

The Companies Law requires that the terms of service and employment of a company’s chief executive officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. As such, at the Meeting, shareholders will be asked to approve the Proposed Grant.

 As of October 11, 2021, we have 2,928,041 shares available for future grants under the 2020 Incentive Plan1 after giving effect to the Proposed Grant for which approval is being sought pursuant to this proposal. Following such award, we will have outstanding under our equity incentive plans 1,682,993 Options to purchase shares and  RSUs, representing, on a fully diluted basis, approximately 4.7% of our share capital as of the record date.

The proposed equity grant compensation:

Mr. Dagim will be entitled to receive additional 50,000 options to purchase ordinary shares of the Company (the “Options”). The grant date of the Options (the “Options Grant Date”) will be the later of: (i) the date of approval of the grant in accordance with applicable law, and (ii) the Effective Date (as defined below). The exercise price of the Options will be the closing price of the Company’s ordinary shares as traded on NASDAQ at the close of the subsequent date of approval of the grant by the Board, i.e., $13.23 per share. The Options will be granted in accordance with, and subject to, all terms and conditions of the Company’s 2020 Incentive Compensation Plan and the Company's customary option agreement (the “Option Agreement”), including, among other things, provisions for the adjustment of the exercise price of the options in case of distribution of dividends. The Options will be subject to vesting schedule over a period of four (4) years, as follows: 25% of the Options will vest upon the lapse of each 12 months following the commencement of the CEO role with the Company (the “Effective Date”), provided, however, that upon the lapse of the Prior Notice Period (as defined below), the amount of Options which is equal to 12,500 multiplied by a fraction, the numerator of which will be the period elapsed as of the last date a portion of the Options has vested and the denominator of which will be a twelve (12) months period, will be accelerated and automatically be vested. Mr. Dagim may be entitled to exercise the vested Options, subject to the Option Agreement and applicable law, until the earlier of (i) 120 days following the Adjustment Period (as defined below), or (ii) the expiration of the Options.

In accordance with the agreement, the Options will fully accelerate and vest in the event of a Change of Control (as such term is defined in the Company’s 2020 Incentive Compensation Plan). In addition, in the event that within twelve (12) months following the date on which through an event or a transaction or a series of events or transactions, a person, other than Kibbutz Sdot Yam, beneficially owns more ordinary shares of the Company than the ordinary shares then beneficially owned by Tene Investment Funds, but in no event not less than 25% of the outstanding ordinary shares of the Company, the Company terminates Mr. Dagim’s engagement with the Company other than for Cause (as defined in the services agreement) or material non-performance, all outstanding options and other equity awards then held by Mr. Dagim shall become fully vested and exercisable.

The Options will be granted under the capital gain track of Section 102 of the Israeli Tax Ordinances of 1961.

The estimated value of the Proposed Grant, based on an exercise price of $13.23 is approximately US$ 304 thousands (approximately US$76 thousands per year assuming a 4 year vesting term).

Together with 300,000 Options and 40,000 RSUs, granted to Mr. Dagim in the past, Mr. Dagim’s Proposed Grant equal approximately 1.1% of the Company’s outstanding and fully diluted share capital as of the date of this proxy statement.

1 The current 2020 Incentive Plan was filed as Exhibit 4.5 to our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021 and is available on the SEC website at www.sec.gov.

The Proposed Grant to  Mr. Dagim was approved by our compensation committee and Board, taking into account the Company’s compensation philosophy and the provisions of the Company’s Compensation Policy for executive officers and directors (“Compensation Policy”) 2, which include, among other things, the commitment to ensure that CEO compensation is structured to create a link between pay and performance and to align the interests of the CEO with the interests of the Company and its shareholders, while taking into account the need to reduce incentives to take excessive risks, as well as relevant benchmarks, internal fairness and market trends. In approving the terms of the CEO’s Proposed Grant, the compensation committee and the Board considered the factors enumerated in our Compensation Policy and determined that the terms and conditions of the CEO’s compensation fully comply with the Company’s compensation policy currently in effect.

Our compensation committee and Board of Directors believe that it is in the best interest of our shareholders and the Company to approve the Proposed Grant to the Company’s CEO, appropriately linking his compensation to delivering long-term shareholder value through a combination of growth and profitability and closely aligning his compensation to industry practices. The Proposed Grant is intended to incentivize our CEO by closely aligning his personal economic interest with our Company’s performance and share price appreciation.

When discussing the Proposed Grant of options to Mr. Dagim, the Compensation Committee and the Board of Directors each have also considered, inter alia: (i) the factors included in the Company’s compensation policy, including, Mr. Dagims’ performance, qualifications and position, responsibilities, background and experience of Mr. Dagim; (ii) that the option grant reflects a fair, reasonable and reflect the significant contribution of Mr. Dagim to the Company; and (iii) the grant of options is to alignment between Mr. Dagims’ interests with the long-term interests of the Company and its shareholders, and to strengthen the retention and the motivation of Mr. Dagim in the long term. In addition, since equity-based awards are to be structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans. The fact that the previous equity grant is almost fully vested and shall be fully vested during 2022, the Compensation Committee and the Board approved the Proposed Grant in order to further align the CEO’s incentive, and strengthen his motivation with additional grant to vest over the next 4 years.

The Proposed Grant complies with the Company's Compensation Policy.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

 “RESOLVED, to approve the proposed equity grant to Mr. Yuval Dagim, the Company’s Chief Executive Officer, exercisable into ordinary shares of the Company as, as further described in this Proxy Statement, dated September 22 2021.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

 The Board unanimously recommends that you vote “FOR” the proposed resolution.

2 The current Compensation Policy was filed as Exhibit 4.17 to our annual report on Form 20-F for the year ended December 31, 2020, filed with the SEC on March 22, 2021 and is available on the SEC website at www.sec.gov.

PROPOSAL THREE

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND
AUTHORIZATION TO DETERMINE COMPENSATION

Background

The Company, based upon the recommendation of the Board, is submitting for approval the reappointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global), as its independent auditors for the year ending December 31, 2021, and its service until the annual general meeting to be held in 2022, and to authorize the Board upon recommendation of the Audit Committee, to determine the compensation of the auditors in accordance with the volume and nature of their services.

Our Audit Committee has adopted a pre-approval policy for the engagement of our independent auditors to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the Audit Committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent auditors.

The following table sets forth the total compensation that was paid by the Company and its subsidiaries to the Company’s independent auditors, Ernst & Young, in each of the previous two fiscal years:

	2020	2019
	(in thousands of U.S. dollars)
Audit fees(1)	$619	$472
Audit-related fees(2)	87	48
Tax fees(3)	119	49
All other fees(4)	528	249
Total	$1,353	$818

(1)
“Audit fees” include fees for services performed by our independent public accounting firm in connection with the integrated audit of our annual audit consolidated financial statements for 2020 and 2019, and its internal control over financial reporting as of December 31, 2020 and 2019 certain procedures regarding our quarterly financial results submitted on Form 6-K, and consultation concerning financial accounting and reporting standards.

(2)	“Audit-related fees” relate to assurance and associated services that are traditionally performed by the independent auditor.

(3)
“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice and tax planning services on actual or contemplated transactions.

(4)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives, due diligence investigations and other matters.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to re-appoint the Company’s auditor, Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) (the “Auditors”) as the independent auditors of the Company for the year ending December 31, 2021, and its services until the close of the Company’s next annual general meeting to be held in 2022, and that the board of directors of the Company be authorized to determine compensation of the Auditors in accordance with the volume and nature of their services.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FOUR

APPROVAL OF THE MANAGEMENT SERVICES AGREEMENT WITH TENE MANAGEMENT

The Company and Tene Investment in Projects 2016, L.P. (“Tene”) are interested in engaging with the directors related to Tene (Dr. Ariel Halperin and Mr. Dori Brown) through a management services agreement for the supply of management services between the Company and Tene, and determine their remuneration in such management services agreement. The said agreement, provided by Tene Growth Capital 3 Funds Management Company Ltd. (“Tene Management”)3, includes the services of an Executive Chairman of the Board, one additional Director and regular business development advice and shall determine a total annual management fee of NIS 870,000, plus VAT (the “Annual Management Fee”) (which is a lower amount from the current fees paid with respect to Dr. Ariel Halperin and Mr. Dori Brown’s services as it excludes Mr. Dori Brown Participation Compensation). The term of the agreement shall be for 3 years commencing on the date of its approval by our shareholders (the “Management Agreement”). The Management Agreement shall replace all other arrangements for payment to Dr. Ariel Halperin and Mr. Dori Brown, i.e., during the term of the Management Agreement, the Company will not pay or grant any cash to Dr. Ariel Halperin and Mr. Dori Brown in addition to the remuneration fee paid under the Management Agreement. Based on such review and when weighing up all the considerations, the Audit Committee, Compensation Committee and Board of Directors determined that the proposed Management Fee pursuant to the Management Agreement is reasonable in the circumstances and reflects the time and effort dedicated to the Company by Tene Management. and its Representatives under the Management Agreement, and is in the best interest of the Company.

The following is a summary of the other principal terms of the Management Agreement:

Tene Management will provide the Company, throughout the term of the Management Agreement, management services in areas of its activities. The fees for the services  will include: (i) services provided by the Executive Chairman of the Board (who will devote his time in accordance with the Company’s needs, as they will be from time to time, whereby the scope of his position is estimated to be between approximately 20 hours per month); (ii) one (1) Director service; and (iii) regular business development advice, including financial & strategic advice made available by Tene Management through its employees, officers and directors and/or consultants (the “Management Services”).

During the term of the Management Agreement, either party has the right to terminate the Management Services detailed in section (iii) of the definition of the Management Services below, at any time and for any reason or for no reason upon thirty (30) days prior written notice to the other party and following the said termination the Annual Management Fee shall be reduced to NIS 750,000, plus VAT.

The Company shall reimburse Tene Management for all expenses reasonably required in the performance of the Management Services under the Management Agreement pursuant to the terms and conditions of the Company’s policies, as may be amended by the Company from time to time.

The Management Services will be granted to the Company by Dr. Ariel Halperin and Mr. Dori Brown and/or officeholders of Tene Management, and if necessary, by employees and/or consultants of Tene Management, depending on the needs of the Company.

The Annual Management Fee under the Management Agreement will be paid in equal quarterly installments.

The Management Agreement’s term is of three (3) years commencing on the date of its approval by our shareholders. Either party has the right to cancel the Management Agreement at any time for any reason or for no reason upon thirty (30) days written notice to the other party or effective immediately if Tene Managements’ representatives are no longer serving as directors.

At the end of the term of the Management Agreement the parties of the Management Agreement may decide to extend it, subject to the approvals required under applicable law.

For the avoidance of doubt, it is clarified that in serving as members of the Board, the Tene Management Directors, employees and officers, shall not be employees of the Company, nor shall the payment of the Management Fees by the Company create employee-employer relations between the parties hereto or entitle any of the persons on behalf of Tene Management to any social benefits.

Our Audit Committee, Compensation Committee and the Board of Directors review the Annual Management Fee under the Management Agreement, taking into account the provisions of our Compensation Policy and relevant information, including, the unique facts and circumstances of the Company’s being mindful of the current circumstances of compensation, as well as Mr. Halperin and Mr. Dori Brown’s expected time commitment and future contributions.

3 Tene Management serves as the management company of the general partner of Tene Investment in Projects 2016, L.P. limited partnership.

For purposes of compliance with our Compensation Policy, an annual fee of NIS 630,000, out of the Annual Management Fee of the Management Agreement, is attributed to services provided by the Executive Chairman of the Board and an annual fee of NIS 120,000 (equivalent to Annual Fee under the Remuneration Regulations) is attributed for one (1) Director Service.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the Management Agreement with a Controlling Shareholder for a term of three (3) years, as described in the Proxy Statement for the Meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

PROPOSAL FIVE

RENEWAL AND/OR GRANT OF EXEMPTION AND INDEMNIFICATION AGREEMENTS BY THE COMPANY
TO ITS CURRENT AND FUTURE OFFICERS, DIRECTORS AND TO ITS CEO INCLUDING DIRECTORS’ WHO
ARE CONTROLLING SHAREHOLDER OR ASSOCIATED WITH THE CONTROLLING SHAREHOLDER TO
THE FULL EXTENT PERMITTED BY THE LAW, IN ACCORDANCE WITH THE COMPANY'S
COMPENSATION POLICY

Under the Companies Law, a company may indemnify its officers and directors for certain liabilities, payments and expenses incurred for acts performed in such capacity, provided its articles of association authorize such indemnification. The indemnification of officers and directors may be either pursuant to an undertaking given by the company in advance of the act or following the act. In addition, under the Companies Law, a company may exempt an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of the duty of care (other than a liability arising out of a prohibited dividend or distribution to shareholders), provided that a provision authorizing such exemption is included in the company’s articles of association. The Company’s articles of association permits us to indemnify and exempt our officers and directors from the duty of care as permitted by the Companies Law and Israeli Securities Law, 5738—1968 (“Securities Law”) and in accordance with the Company's Compensation Policy.

Pursuant to the Companies Law, the grant of exemption and indemnification agreements by the company to CEO and directors is required to be approved by the shareholders and with respect to Controlling Shareholder and Directors associated with the Controlling Shareholder (i.e., Dr. Ariel Halperin, Shai Bober, Tom Pardo Izhaki and Dori Brown), cannot continue for more than three (3) consecutive years unless re-approved by the compensation committee, board of directors and shareholders by the Special Majority every three (3) years.

Our office holders are currently covered by a directors and officers’ liability insurance policy. We have agreements with each of our current office holders exculpating them from a breach of their duty of care to us to the fullest extent permitted by law, subject to limited exceptions, and undertaking to indemnify them to the fullest extent permitted by law, subject to limited exceptions. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances.

The proposed terms of renewal and/or grant of exemption and indemnification agreements by the company to its current and future officers, Directors and to its CEO including Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder to the full extent permitted by the law, in accordance with the Company's Compensation Policy (“Exemption and Indemnification Agreements”) shall essentially remain unchanged except for the maximum aggregate amount of indemnification that we may pay to our office holders, in aggregate, based on such indemnification agreement (in addition to amounts received from an insurance company, if any), shall not exceed, at all circumstances, more than 25% the Company's equity, less a provision that was made for indemnification as stated, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid.

The form of our current Exemption and Indemnification Agreements, including such limited amendments, is attached hereto as Appendix B.

In addition, as part of the considerations underlying the approval of our Compensation Committee and Board of Directors of the aforementioned Exemption and Indemnification Agreement, these organs took into account that such exemption and indemnification undertakings for directors are customary in Israel and are permitted by law, as well as by our Articles of Association.

Each office holder who previously received an Exemption and Indemnification Agreements from us and agreed to receive this new Exemption and Indemnification Agreements, gave his approval to the termination of all previous Exemption and Indemnification Agreements, as of the date of grant, that we have provided to him or her in the past, if any.

Our Compensation Committee and Board of Directors determined that it is in the best interest of the Company to approve the renewal and/or grant of exemption and indemnification agreements by the company to its current and future officers, directors and to its CEO, including the directors’ who are controlling shareholder or associated with the controlling shareholder to the full extent permitted by the law and in accordance with the Company's compensation policy. In addition Our Compensation Committee and Board of Directors believe that this is reasonable under the circumstances, among other things, in order to ensure that officers and directors will continue to serve the Company while having the maximum protection permitted under applicable law when exercising judgement in fulfillment of their role in the Company.

Proposed Resolution

We are therefore proposing to adopt the following resolution:

“RESOLVED, to approve the renewal and/or grant of Exemption and Indemnification Agreements by the Company to its current and future Officers, Directors and to its CEO including Directors’ who are Controlling Shareholder or associated with the Controlling Shareholder to the full extent permitted by the law, in accordance with the Company's Compensation Policy and substantially in the form attached hereto as appendix B, as described in the Proxy Statement for the Meeting.”

Required Vote

See “Quorum and Required Vote” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the proposed resolution.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those mentioned in the enclosed Notice of Annual General Meeting of Shareholders. If any other matters do properly come before the Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report, filed on Form 20-F with the SEC on March 22, 2021, and other filings with the SEC, including reports regarding the Company’s quarterly business and financial results, are available for viewing and downloading on the SEC’s website at www.sec.gov as well as under the ‘Investor Relations’ section of the Company’s website at www.caesarstone.com. Shareholders may obtain a copy of these documents without charge at www.caesarstone.com.

          The Company is subject to the information reporting requirements of the Exchange Act, applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s SEC filings are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this Proxy Statement should not be taken as an admission that the Company is subject to those proxy rules.

By order of the Board: /s/ Ariel Halperin Dr. Ariel Halperin Chairman of the Board

Kibbutz Sdot-Yam, M.P Menashe 3780400,
Israel October 13, 2021

Appendix A

Declarations

 Date: 24/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ariel Halperin, Israeli I.D. No. 053277612, a resident of Israel whose address is Tagor 40 St., Tel Aviv, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A. in Mathematics and Economics, from The Hebrew University, in the year 1983 and

PhD in Finance, from The Hebrew University, in the year 1988

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Ariel Halperin	0532277612	/s/ Ariel Halperin

Name	I.D./Passport	Signature

 Date: 24/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Dori Brown, Israeli I.D. No. 028752285, a resident of Israel whose address is Babli 13 St., Tel Aviv, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

L.L.B (Law), from Bar-Ilan University, in the year 1999

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Dori Brown	028752285	/s/ Dori Brown

Name	I.D./Passport	Signature

 Date: 17/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Roger Abravanel, I.D./Passport No. YA3660247, a resident of Italy whose address is Via Fiori Chiari 24/A- 20121 Milan, Italy, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under the Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Sc., from university of Polytechnic, in the year 1968

MBA, from university of INSEAD, in the year 1972

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Roger Abravanel	YA3660247	/s/ Roger Abravanel

Name	I.D./Passport	Signature

 Date: 17/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ronald W. Kaplan, I.D. No./Passport No. 667292709, a resident of Virginia whose address is 116 CORA LANE, 116 CORA LANE, STEPHENS CITY, VIRGINIA 22655, USA, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under the Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A., from university of Alfred, in the year 1973

M.B.A, from university of Wharton - Pennsylvania, in the year 1974

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Ronald W. Kaplan	667292709	/s/ Ronald W. Kaplan

Name	I.D./Passport	Signature

 Date: 17/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Independent Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned Ofer Tsimchi, I.D. No. 55980031, a resident of Israel whose address is Hashoftim 3 St., Hertzlya, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as an independent director (under Israeli and Nasdaq rules) of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A and 245A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Sc. in Economics and Agriculture, from university Hebrew University, in the year 1990

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.	Choose one of the options:

☒ I, my relatives, employers, a direct or indirect supervisors or a corporation of which I am the controlling shareholder person, have no connection to the company, the company's controlling shareholder or to a controlling shareholder relative, at the time of the appointment, or to other corporation.

Also, I don’t have any connection at the time of the appointment to the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area;

For the purpose of the declaration pursuant to this Section 8:

"Connection" – the existence of labor relations, business or professional relations generally or control as well as acting as an office holder, other than a director appointed to serve as an external director in a company about to offer shares to the public for the first time.

"Another Corporation" – a corporation the controlling person of which, at the time of the appointment or during the preceding two years, is the Company or its controlling person.

"Time of the appointment" – the day when the General Committee will appoint me as Independent Director.

"Substantial shareholder" - shareholders that holds 5% or more of such company’s issued shares or voting rights.

Or

☐
At the time of the appointment, I, my relative,  employer, direct or indirect supervisor or the corporation of which I am the controlling person, have connection to the Company, to the Company's controlling person or to the controlling person's relative or to the chairman of the board, the CEO, substantial shareholder or most senior office holder in the financial area at the time of the appointment, or two years before, the chairman of the board of directors, the CEO, substantial shareholder or most senior office holder in the financial area.

Also, there were no negligible business or professional relationships that commenced on a date that would advance to the date of my appointment as an independent director and that do not constitute as a "Connection" referred to in the Companies Regulations (Matters that do not Constitute Connection), 5767-2006.

9.	I am not a Relative of an substantial shareholder in the company (if there is such at the company)

For the purpose of the declaration pursuant to this Section:

"Relative" – spouse, brother or sister, parent, parent's parents, offspring as well as the offspring, brother, sister or parent of the spouse or the spouse of each of the aforesaid.

10.
None of my other occupations is expected to interfere with, or create a conflict of interests with, my proposed office as an Independent Director of the Company, and I do not have any other relationship (business, financial, professional, social or other) that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

11.	I do not serve as a director in another company in which any of the Company's directors serves as an independent director.

12.	I am neither (i) an employee of the Israel Securities Authority, nor (ii) an employee of the Tel-Aviv Stock Exchange Ltd.

13.
I have not accepted any consideration, directly or indirectly due to my tenure as an independent director of the company. For the purposes of this section the granting of an exemption, Indemnification commitments, indemnification or insurance shall not be regarded as consideration.

14.
I am not the chairman of the board of directors and I am not employed by the company or by a controlling shareholder or by a corporation controlled by a controlling shareholder. In addition, I do not provide services, on a regular basis to the company, its controlling shareholder or a corporation controlled by the said controlling shareholder, and most of my livelihood don’t depend on the controlling shareholder.

15.	I do not serve as a director in the Company for more nine consecutive years.

16.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s Chairman of the board immediately.

17.
I am aware that I must immediately report the Company of any increase or decrease in my holdings of Securities of the Company, or a Held Company4, if its activity is material for the Company's activity.

18.
I am aware that by law, the company, its controlling shareholder or a corporation under its control, will not be able to grant me, my spouse or children a benefit, directly or indirectly, including: (i) not appointing me, my spouse or my children, to serve as an officer in the company or a company controlled by controlling shareholder, (ii) will not employ me as an employee, nor will receive professional services from me in return, either directly or indirectly, including through a corporation under my control, unless two years have passed since my tenure as an independent director of the company, and in the case of a "relative" who is not between my spouse or children - a year from the end of my tenure.

19.
I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as an independent director of the Company.

20.
I am aware and agree that, subject to the approval of the General Meeting of the Company's Shareholders, I will be remunerated in accordance with the Companies Regulations (Rules regarding Compensation and Expense Reimbursement of External Directors), 5760-2000, and will not be entitled to any additional remuneration from the Company for my tenure as an independent director.

21.	This is my name, this is my signature and the facts stated above are true.

Ofer Tsimchi	55980031	/s/ Ofer Tsimchi

Name	I.D./Passport	Signature

 Date: 24/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Shai Bober, Israeli I.D. No. 032410649, a resident of Israel whose address is Kibbutz Sdot-Yam, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.Tech in Electricity and Electronic, from Afeka Academic College of Engineering, in the year 2004

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Shai Bober	032410649	/s/ Shai Bober

Name	I.D./Passport	Signature

 Date: 23/08/2021

To: Caesarstone Ltd. (the “Company”)

Re: Declaration of Director Nominee in a Public Company
Pursuant to the Companies Law, 5759-1999 (the “Law”).

I, the Undersigned, Tom Pardo Izhaki, Israeli I.D. No. 032666059, a resident of Israel whose address is Kibbutz Sdot-Yam, after being warned that I must state the truth and that I will be subject to the punishment provided by law if I do not do so, declare and commit as follows:

1.	I hereby give my consent to serve as a director of the Company, a public company incorporated in Israel, whose shares are traded on NASDAQ.

2.
I am aware of the requirements of the Law with respect to the appointment, service and termination of a director, and that this declaration shall be kept in the Company’s registered office and shall be open for inspection of any person.

3.	I declare, that I have the necessary skills and the ability to devote the appropriate amount of time in order to perform the role of director in the Company, as specified below.

4.
I am qualified to serve as a director in the Company pursuant to the requirements of Sections 225 – 227 of the Law with regard to restrictions on the appointment of a minor, legally incompetent and restrictions due to prior convictions or administrative law enforcement committee decision, or bankruptcy. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral part of this declaration.

5.
I am aware to the duty of notice, pursuant to Section 227A of the Law, and I undertake to fulfill it as necessary. An unofficial translation of these Sections, as in effect as of the date of signing this deceleration, is attached hereto as Annex A and is integral parts of this declaration.

6.	I have the following academic degrees (the degree, granting institution, date of granting):

B.A. in Economics and Accounting, from Haifa University, in the year 2009;   and

M.A. in Accounting, from Bar-Ilan University, in the year 2012

Documentation evidencing the aforesaid degrees has been transferred to the Company.

7.	I have work experience as specified in my CV, attached hereto as Annex B. The documentation evidencing these positions was transferred to the Company.

8.
I hereby undertake to fulfill all the requirements provided by law for a director. I shall fulfill my duty in the best possible way and for the benefit of the Company. Should a concern arise that I will be aware of and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, or should there be a concern that I have breached my fiduciary duty towards the Company (as defined under Section 254 of the Law), I shall notify the Company’s chairman of the board immediately.

I am aware that my declaration herein, shall be raised in front of the Company prior to the annual general meeting which on its agenda is the nomination of the Company’s directors and which shall serve the Company for considering whether I qualify to serve as a director of the Company.

This is my name, this is my signature and the facts stated above are true.

Tom Pardo Izhaki	032666059	/s/ Tom Pardo Izhaki

Name	I.D./Passport	Signature

Annex A

Articles 224A, 225-227A of the Companies Law, 5759-1999

Qualification to Appoint	224A.
A party not having the qualifications required and the ability to devote the appropriate time in order to perform duties of a director company having regard, inter alia, to the special needs and size of the company, will not be appointed as a director in a public company or in a private company which is a bond company nor shall he serve in such a company as a director.

Duty of Disclosure	225.	(a)
A person who is a candidate to hold office as a director shall disclose to the person appointing him:
(1) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a) and not yet passed the period in which he should not serve as a director under section 226;
(2) whether he has been convicted by a conclusive judgment of an offense referred to in section 226(a1) and not yet passed the period set by the court under that subsection;
(3) whether the Administrative Enforcement Committee imposed on him enforcement measure which prohibits him to serve as a director in any public company, and not yet passed the period set by the Administrative Enforcement Committee.

		(b)
In this section:

“enforcement measure” – as stated in section 52NF to the Securities Law which imposed under chapter H4 to the Securities Law, under chapter G2 to the Investment Advice and Investment Portfolio Management Law, or under chapter J1 to the Joint Investment Trust Law, as applicable;

“Administrative Enforcement Committee” -  the committee appointed under section 52LB(a) to the Securities Law;

“Conclusive judgment” – judgment of court of first instance.

Restriction on Appointment Due to Conviction	226.	(a)
A person convicted by a conclusive judgment regarding one of the following offenses shall not hold office as a Director in a public company unless five years have passed since the date on which the judgment by which he was convicted was given:

1) Offenses under sections 290 to 297, 392, 415, 418 to   420 and 422 to 428 of the Penal Law, 5737-1977, and under sections 52C, 52D, 53(a) and 54 of the Securities Law;

2) A conviction by a court outside Israel for offenses of bribery, deceit, offenses by managers of a corporate body or offenses involving misuse of inside information;

3) (deleted)

		(a1)
 A person convicted by a conclusive judgment, in offense that not mentioned in subsection (a), if the court determined that due to its nature, severity or circumstances he is not fit to serve as a director of public company for period that the court determined which shall not exceed five years from the judgment.

		(b)
The court may determine, at the date of the conviction or thereafter, on the application of a person interested in being appointed as a director, that despite his conviction of offenses as laid down in subsections (a), and taking into account, inter alia, the circumstances in which the offense took place, such person is not precluded from holding office as director of a public company or the period in which he is precluded from holding office as director of public company will be shorter than five years.

		(c)	The Minister may prescribe additional offenses to those laid down in subsection (a)(1).
		(d)
The court, or court of appeal – if one submitted, may order a stay of execution regarding the limitations of the appointment or termination of office under this section at the date and in terms it deems fit.

Restriction on Appointment Due to Administrative Enforcement Committee Decision	226A.
Administrative Enforcement Committee has imposed on person enforcement measure that precluded him from holding office as director of a public company, that person shall not be appointed as a director of a company in which he is prohibited to serve as a director according to this measure;

Termination of Office	227.	(a)
A minor, a legally incompetent, a person who has been declared bankrupt as long as such person remains undischarged, shall not be appointed as director, nor shall a corporation that has resolved to enter into voluntary liquidation or in respect of which a winding up order has been issued.

		(b)	A person nominated to hold office as director to whom the provisions of subsection (A) apply shall disclose such to the entity appointing him.
Duty of Notice	227A.
A director which no longer fulfills one of the requirements for his office as a director under this Law or there is ground for expiration of his office as a director shall notify the company immediately, and his office shall expire on the date of the notice.

Annex B

Work Experience

Dr. Ariel Halperin (66) has served as our Chairman of the board of directors since December 2016. Dr. Halperin previously served as our director from December 2006 to May 2013. He has served as the senior managing partner of Tene Investment Funds, an Israeli private equity fund focusing on established growth companies with leading global market positions, since 2004 and as a founding partner in Tenram Investments Ltd. a private investment company engaged in domestic and foreign real estate investments since 2000. From 1992 to 2000, Dr. Halperin led negotiations related to the Kibbutzim Creditors Agreement serving as trustee for the Israeli government, Israeli banks and the Kibbutzim. Dr. Halperin currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd., Ricor Cryogenic & Vacuum Systems L.P., Qnergy Ltd., Gadot Chemical Terminals (1985) Ltd. and Merhav Agro Ltd. Dr. Halperin holds a B.A. in Mathematics and Economics and Ph.D. in Economics from The Hebrew University of Jerusalem in Israel and a Post-Doctorate in Economics from the Massachusetts Institute of Technology in Cambridge, Massachusetts.

Dori Brown (50) has served as our director since December 2016. Mr. Brown previously served as our director from December 2006 to March 2012.  Mr. Brown joined Tenram Investment Ltd. as an associate in 2001 and became a partner in 2003. Mr. Brown is one of the founding partners of Tene Investment Funds and has acted as managing partner since 2004. Mr. Brown currently serves as a director of several Tene Investment Funds' portfolio companies, including Hanita Coatings Ltd, Chromagen Agricultural Cooperative Ltd. and Field Produce Ltd. Mr. Brown holds an LL.B. degree from Bar Ilan University, Israel.

Roger Abravanel (75) has served as our director since December 2016. Mr. Abravanel retired from McKinsey & Company, a global management consulting firm, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds throughout his career. Mr. Abravanel served as a director of Teva Pharmaceutical Industries Ltd. (TASE: TEVA), a multinational pharmaceutical company, from 2007 to 2017, as a director of COFIDE—Gruppo De Benedetti SpA., an Italian holding company active in the healthcare and automotive industries, from 2008 until 2013, as a director of Luxottica Group SpA., an Italian premium, luxury and sports eyewear conglomerate, from 2006 to 2014, and as a director of Admiral Group plc, a car insurance provider in the U.K., from 2012 until 2015. Mr. Abravanel currently serves as a director of Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as a director at the Phoenix Holdings Ltd. Mr. Abravanel received a B.Sc. degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972.

Ronald Kaplan (70) has served as our director since December 2015. Mr. Kaplan has served as chairman of the board of directors of Trex Company, Inc. (NYSE: TREX), a major manufacturer of wood-alternative decking, railings and other outdoor items made from recycled materials, since August 2015. From May 2010 to August 2015, Mr. Kaplan served as Chairman, President and Chief Executive Officer of Trex Company, Inc. From January 2008 to May 2010, Mr. Kaplan served as a director and President and Chief Executive Officer of Trex Company, Inc. From February 2006 through December 2007, Mr. Kaplan served as Chief Executive Officer of Continental Global Group, Inc., a manufacturer of bulk material handling systems. For 26 years prior to this, Mr. Kaplan was employed by Harsco Corporation (NYSE: HSC), an international industrial services and products company, at which he served in a number of capacities, including as senior vice president, operations, and, from 1994 through 2005, as President of Harsco Corporation’s Gas Technologies Group, which manufactures containment and control equipment for the global gas industry. Mr. Kaplan received a B.A. in economics from Alfred University and a M.B.A. from the Wharton School of Business, University of Pennsylvania.

Ofer Tsimchi (61) has served as our director since December 2014.  He is a managing partner of Danbar Group Ltd., a management services firm, which he co-founded in 2006. Mr. Tsimchi served as the Executive Chairman of the Board of Polysack Plastic Industries Ltd., which develops and manufactures film products for high-shrink labels, candy wrappers and agro-textiles, from 2008 to 2011. Mr. Tismchi has been a director of Redhill Biopharma (NASDAQ: RDHL), a specialty biopharmaceutical company focused on gastrointestinal diseases, since 2011, Maabarot Products Ltd., Israel’s leading developer, manufacturer, and marketer of a wide range of advanced nutrition and health products for people and pets, since 2014, and Kidron Industrial Materials Ltd., a manufacturer of chemical preparations, since 2003. From 2003 until 2005, he served as director and Chief Executive Officer of Kidron Industrial Holdings Ltd. Group, a manufacturer of precision molded plastic products and components.  From 2002 until 2003, Mr. Tismchi was a Business Development Manager of ProSeed Capital Fund, a venture capital firm. From 2000 until 2001, Mr. Tismchi acted as the Chief Executive Officer of Insider Financial Services Ltd. From 1997 until 2000, Mr. Tsimchi served as the Chief Executive Officer of Inbar Moulded Fiberglass and from 1993 until 1997 as its Vice President of Marketing and Sales. He was the Community Director and Secretary of Kibbutz Hamadia from 1990 until 1993. Mr. Tsimchi holds a B.Sc. in Economics and Agriculture from the Hebrew University, Israel.

Shai Bober (46) has served as the business manager of Kibbutz Sdot-Yam since June 2019. From 2014 to 2019, Mr. Bober served as Caesarstone’s maintenance manager. From 2008 to 2003, Mr. Bober served as an electrical and control system engineer in our plants in Israel and in the U.S. Mr. Bober serves as a director on the financial committee of Kibbutz Sdot-Yam and as Chief Executive Officer of Kibbutz Sdot-Yam Energy Company Ltd. Mr. Bober holds a Bachelor of Technology degree, in Electrical and Electronics Engineering, from the Afeka Academic College of Engineering, Israel.

Tom Pardo Izhaki (38) has served as the Chief Financial Officer of Kibbutz Sdot-Yam since 2017. From 2013 to 2017, Ms. Pardo Izhaki served as the Chief Financial Officer of the A.T. Group. From 2008 to 2013, she served as a supervisor of the department of assurance services at PWC Israel and, from 2002 to 2008, in a senior bookkeeping role at Sdot-Yam Marble & Tiles Ltd. Ms. Pardo Izhaki holds a B.A. in Economics and Accounting from Haifa University, and an M.A. in Accounting from Bar-Ilan University, Israel. Ms. Pardo Izhaki is qualified as a Certified Public Accountant in Israel.

Appendix B

 Exemption and Indemnification Agreements

CAESARSTONE SDOT-YAM LTD
(the “Company”)
Date          _________________
To
_____________________

Letter of Exemption and Indemnification

WHEREAS
on ____________, the Company’s Board decided to ratify Company’s obligation to the exemption and indemnification of Company’s officeholders, in accordance with the Companies Law, 5759-1999 (herein: “Companies Law”) and the terms of exemption and indemnification as specified in this Letter;

AND WHEREAS	on _______________, the Company’s General Meeting also ratified the aforesaid decision with respect to Company’s directors;
AND WHEREAS
you are or were and/or might be employed at the Company and/or you serve and/or served and/or might serve as an officeholder at the Company and/or subsidiaries as defined herein, and the Company committed to grant officeholders a letter of exemption and indemnification as aforesaid hereinabove.

THUS COMPANY IRREVOCABLY APPROVES AND UNDERTAKESTO YOU,
SUBJECT TO THE PROVISIONS OF ANY LAW AND PROVISIONS OF THIS
LETTER OF INDEMNIFICATION, AS FOLLOWS:

In this Letter:

“Companies Law”	-	Companies Law, 5759-1999, as drafted from time to time.
“Securities Law”	-	Securities Law, 5728-1968, and/or foreign securities laws that apply to Company and/or officeholders at Company and its Subsidiaries, as drafted from time to time.
“Officeholder”	-
As this term is defined in the Companies Law and regulations promulgated thereunder and/or any other law that applies to operations of Company and its Officeholders, including directors and any employee and service provider for which Company’s Board will decide to grant this Letter of Exemption and Indemnification, who serves and/or has served on behalf of Company in Subsidiaries and/or on their behalf in Related Companies.

“Subsidiary” or “Subsidiaries”	-
Any corporation of which Company is the controlling shareholder, as “Control” is defined in the Securities Law, 5728-1968 and also for purposes of this Letter of Exemption and Indemnification – any Related Company, as defined in the Securities Law, of Company and/or other corporation and including a private company under its control, through which the officeholder has acted as such in Company and/or Subsidiary and/or Related Company of Company and/or another corporation.

“Related Company”	-
As this term is defined in the Securities Law and also for purposes of this Letter of Exemption and Indemnification – any other corporation which is not Company or Subsidiary, in which Company and/or its Subsidiary holds rights, directly or indirectly, or is an interested party.

“Action and/or any Derivative thereof”	-
Any decision and/or action, by act or omission, including all decisions and actions that were taken or made by you, and including such that were executed prior to your receipt of this Letter of Exemption and Indemnification, during the periods of your service as an Officeholder in Company and/or Subsidiaries as defined hereinabove.

“Securities”	-	As this term is defined in section 1 of the Companies Law.
“Administrative Procedure”	-
Procedure pursuant to Chapter G3 (Imposition of Monetary Sanction by the Israeli Securities Authority), G4 (Imposition of Administrative Enforcement Measures by the Administrative Enforcement Committee) or H1 (Arrangement to Avoid Initiating or Terminating Proceedings, Conditioned by Terms) of the Securities Law, as revised from time to time and/or a proceeding pursuant to Mark D of Chapter 4 of Part IX of the Companies Law as revised from time to time, and/or any similar proceeding subject to law.

1.	Exemption from Liability

The Company hereby apriori, a posteriori , and also irrevocably exempts you, subject to the provisions of any law and the decisions specified in the introduction, from any liability, in whole or in part, for any damage that was caused and/or will be caused to it, either directly or indirectly, due to breach of your duty of care to Company and its Subsidiaries and Related Companies, as defined hereinabove, by your actions and/or any derivative thereof, in being an Officeholder in the Company or on the Company’s behalf in Subsidiaries and/or Related Companies as aforesaid.

The aforesaid in this exemption section does not derogate from Company’s obligation to indemnity as specified herein.

The aforementioned exemption from breaching the duty of care shall not apply to any procedure of “counterclaim” of the Company, against the Officeholder in response to a claim by Officeholder against the Company, excluding an event in which the Officeholder’s claim is for safeguarding protective rights in labor laws that originate in the law and/or a personal employment agreement between him and the Company.

2.	Obligation to Indemnity
2.1.
Without derogating from Company’s right to indemnify you a posteriori in accordance with Company’s articles of association, Company hereby irrevocably stipulates to indemnify you for any liability or expense, as specified hereinbelow, that will be imposed on or incurred by you due to one or more of the following:

2.1.1.
Your actions and/or derivative thereof as part of being an Officeholder in the Company (including an action and/or omission during your service, that were executed or omitted prior to the date of this Letter of Indemnity);

2.1.2.
Your actions and/or derivative thereof as part of being an Officeholder, employee or representative of the Company and/or Subsidiaries and/or Related Companies (including an action and/or omission during your service/employment, that were executed or omitted prior to the date of this Letter of Indemnity);

2.2.	Causes of Indemnity:
The obligation to indemnity as set forth in section 2.1 hereinabove shall apply to any liability or expense imposed on you during your service with the Company and/or Subsidiaries and Related Companies, which is indemnifiable pursuant to any law and Company’s articles of association, as specified below:

2.2.1.
Monetary liability imposed on you by judgment to the benefit of another person, including judgment given in a settlement or an arbitrational award that has been approved by Court, and provided that the aforesaid actions concern, directly or indirectly, to one or more of the events as specified in the addendum to this Letter, including for actions that you had taken prior to the granting of this Letter of Exemption and Indemnification, which have been deemed by Company’s Board as foreseen in light of Company’s actual operations during provision of the obligation, and provided that the maximum amount of indemnity for all liabilities pursuant to this section shall not exceed the amount or benchmark as specified in section 2.3.1 hereinbelow that were deemed by Company’s Board as reasonable under the circumstances;

2.2.2.
Reasonable legal expenses, including attorney fees, you will incur or be charged with by the Court, in a proceeding that will be filed against you by Company or in its behalf or by another person, or in a criminal charge of which you will be acquitted, or in a criminal charge with which you will be convicted of a felony that does not require proof of criminal intent; in this section “another person” – including in case of a claim that was filed against you by way of a derivative claim.

2.2.3.
Reasonable legal expenses, including attorney fees, you will incur  due to an investigation or proceeding that has been conducted against you by an authority that is competent to conduct an investigation or proceeding, which has ended without the filing of a criminal charge against you and without imposing a monetary liability on you as an alternative to a criminal procedure, or which has ended without the filing of a criminal charge against you but with imposing a monetary liability on you as an alternative to a criminal procedure that does not require proof of criminal intent or in relation with a monetary sanction.

2.2.4.	Monetary liability imposed on you due to payment for all parties injured by the breach in an Administrative Procedure, as aforesaid in section 52ND(a)(1)(a) of the Securities Law.
2.2.5.	Expenses that you incurred in relation with an Administrative Procedure that has been conducted in your case, including reasonable legal expenses, and in general attorney fees.
2.2.6.	Other liability or expense that is indemnifiable by law.
2.2.7.	Subject to any law and to remove any doubt, the Company neither exempts you from liability nor will indemnify you for a monetary liability that is imposed on you due to one of the following:
2.2.7.1.
Breach of fiduciary duty to the Company or its Subsidiary, unless you have acted in good faith and had reasonable grounds to assume that the action will not harm the benefit of the Company and/or its Subsidiary.

2.2.7.2.	Intentional or reckless breach of the duty of care, or breach of the duty of care due to disregard for the circumstances or results of the breach, unless performed with negligence only.
2.2.7.3.	An intentional action to unlawfully make personal profit.
2.2.7.4.	Fine, civil fine, or forfeit that is imposed on you or due to a monetary sanction that is imposed on you.

2.3.	Maximum Amount of Indemnity:
2.3.1.
The amount of indemnification paid by the Company to all Officeholders, cumulatively, pursuant to all Letters of Indemnification issued to them by Company in accordance with the decisions as specified in the introduction to this Letter of Exemption and Indemnification, for obligation as specified in section 2.2.1 hereinabove, shall not exceed, at all circumstances, more than 25% the Company's equity, less a provision that was made for indemnification as stated, according to the Company's latest consolidated financial statements, prior to the date that the indemnity is paid (herein: “Maximum Amount of Indemnity”).

2.3.2.
It is hereby clarified that payment of the indemnification as aforesaid hereinabove does not derogate from your right to receive insurance benefits for the events specified in the Letter of Indemnification and/or reasonable legal expenses as aforesaid hereinabove, which are insured with an insurance company, should you receive (personally or the Company receives for you) as part of any insurance for liability of Company officeholders. In case you received indemnification and/or are entitled to receive an indemnification reimbursement from the insurer of an Officeholder insurance policy for the indemnifiable event, indemnification shall be given for the difference between the amount of the monetary obligation imposed on you and/or the legal expenses you incurred or charged with, as aforesaid hereinabove, and the amount received from the insurer for that matter, and provided that the amount of indemnity Company is charged with for a monetary obligation as specified in section 2.1 hereinabove pursuant to this Letter of Indemnification shall not exceed the Maximum Amount of Indemnity.

2.3.3.
It is specifically emphasized that Company’s payments pursuant to this Letter shall constitute an “additional layer” in excess of the total of insurance benefits paid by the insurer, inasmuch as such are paid. If you bear any excess insurance for the events specified in the Addendum to this Letter and/or for legal defense expenses, then Company shall indemnify you for the amount of excess insurance that you paid. In addition, Company’s obligation to indemnify you as aforesaid in this Letter for the excess insurance shall not be impacted if you are insured not by way of the Company, and provided that you are not indemnified more than once, as aforesaid. Furthermore, it is emphasized that this obligation to indemnity is not a contract for the benefit of any third party whatsoever, including any insurer, is non-assignable, and shall not provide any third party whatsoever, including any insurer, with a right to demand Company’s participation in a payment the insurer is charged with pursuant to the insurance agreement that was prepared with him, excluding the excess insurance specified in the agreement as aforesaid.

2.3.4.
If and to the extent that the total of all indemnification amounts Company is required to pay to its Officeholders, as aforesaid in section 2.1 hereinabove, shall at any time exceed the Maximum Amount of Indemnity or the remainder of the Maximum Amount of Indemnity (as it exists at the time) pursuant to section 2.3.1 hereinabove, the Maximum Amount of Indemnity or its remainder shall be distributed among Officeholders who are entitled to indemnification in accordance with the decisions as specified in the introduction to this Letter of Exemption and Indemnification, for demands they had submitted to the Company pursuant to the Letters of Exemption and Indemnification, that were unpaid prior to that time (herein: “Entitled Officeholders”), in a way that the indemnification amount received by each Entitled Officeholder, in practice, shall be calculated according to the ratio between the indemnifiable obligation amount of each Entitled Officeholder and the indemnifiable obligation amount of all Entitled Officeholders, cumulatively.

2.3.5.
Had the Company paid indemnification amounts to Company Officeholders for a monetary obligation as specified in section 2.1 hereinabove in the amount of the Maximum Amount of Indemnity, Company shall not bear additional indemnification amounts for a monetary obligation as specified in section 2.1 hereinabove unless the payment of additional indemnification amounts is approved by Company organs that are empowered to approve such an increase by any law, at the time of paying the additional indemnification amounts and subject to amending the Company’s articles of association, if it so required for such purpose, in accordance with any law.

2.4.	Interim Payments:
2.4.1.
Upon the occurrence of an event for which you might be entitled to indemnification in accordance with the aforesaid hereinabove, Company shall give you, from time to time, the monies required to cover the expenses and other various payments involved with handling any legal proceeding against you that is related with that event, including investigation procedures, and also mediation or arbitration procedures, in a way that does not require you to pay or finance them personally, and all subject to the terms and provisions of this Letter of Indemnification.

2.4.2.
In case the Company pays you, or on your behalf, any amounts as part of this Letter of Indemnification in relation with a legal proceeding as aforesaid, and it appears thereafter that you are not entitled to indemnification from Company for such amounts, the provisions of section 2.11 herein shall apply.

2.4.3.
As part of its obligations, Company shall also give guarantees that will be required and/or bonds that you must give pursuant to intermediate decisions of a court and/or arbitrator, including for replacing foreclosure imposed on your assets, subject to the limit of the Maximum Amount of Indemnity.

2.4.4.
If any approval will be required for payment or for giving guarantees and bonds as aforesaid hereinabove, and such payment or arrangement is not approved for any reason whatsoever, such payment or any part thereof that is not approved as aforesaid shall be subject to Court approval and Company shall reasonably act toward obtaining it and bear all reasonable expenses and payments that are required for obtaining it as aforesaid.

2.5.	Terms of Indemnity: Without derogating from the aforesaid hereinabove, the obligation to indemnity pursuant to this Letter is subject to the terms specified herein:

2.5.1.	There is no prevention under law to indemnifying you.

2.5.2.
Inasmuch as permitted by law, you will notify Company in writing on any legal proceeding (including but not limited to, a demand of any kind including an investigation by a competent authority, lawsuit and/or civil suit including a claim for monetary compensation and/or application for declarative relief) that is commened against you in relation with any event for which indemnification might apply and for any threat against you that is given you in writing, in which you are attributed with personal liability for monetary damage (herein: “Legal Proceeding”), and on circumstances that have been brought to your knowledge that might cause the opening of a Legal Proceeding, and that is with proper haste thereafter you are initially notified of it and at a time that will allow reasonable time until the date of response to such Proceeding, as required by any law (herein: “Indemnification Notice”), and forward any document related to such Proceeding to Company or to anyone Company notifies you about.

Not providing the Indemnification Notice, in accordance with the aforesaid hereinabove, shall not relieve Company from its obligations pursuant to this Letter of Exemption and Indemnification, excluding a case in which non-provision of the Indemnification Notice as aforesaid shall significantly impact Company’s rights and/or ability to defend itself (in case it is also sued in the same Proceeding) and/or you against the lawsuit and in the aforesaid scope of impact.

2.5.3.
To remove any doubt, it shall be clarified that upon occurrence of an event for which you might be entitled to indemnification, and subject to it not being contradictive of the terms of Company’s Officeholders insurance policy, you may contract with a lawyer of your choosing, and provided that his identity and the fee arrangement with him are subject to the approval of Company’s Board, and shall not be refused if not for reasonable reasons, and also the approval of the insurer of Company’s Officeholder insurance policy. Notice on contracting with a lawyer as aforesaid in this section shall be provided to Company within 14 days thereafter the date in which the need for appointing a lawyer as aforesaid has become clear. If you do not appoint a lawyer by the date aforesaid hereinabove, Company may appoint one for you at its discretion, without derogating from Company’s Obligation of Indemnity towards you.

2.5.4.
If Company appoints you a lawyer in accordance with the aforesaid in section 2.5.3 hereinabove, and provided that it does not contradict the terms of Company Officeholders’ insurance policy, Company shall be entitled to take upon itself, wholly and not partially, the handling of your defense against such legal proceeding and/or give the aforesaid handling to any lawyer of standing who is chosen by Company for such purpose (excluding a lawyer that is not acceptable to you for reasonable reasons), under its responsibility and on its account. The Company and/or lawyer as aforesaid shall act as part of the aforementioned handling toward bringing the aforementioned legal proceeding to its conclusion; the lawyer who has been appointed as aforesaid shall act and have fiduciary duty to Company and you. If either you or your lawyer believe there is a fear of a conflict of interests, or if either you or your lawyer believe there exist circumstances in which a conflict of interests might be created between you and Company and/or you and any other Officeholder at Company who is a party to the proceeding, in your defense against such legal proceeding and/or if your objection to the lawyer who has been appointed by Company is based on other reasonable reasons, you shall notify and/or the appointed lawyer shall notify you, as applicable, on such conflict of interests and you may appoint a lawyer on your behalf to handle your defense (and provided that he is approved prior to his written appointing by Company) and the provisions of this Letter of Exemption and Indemnification shall apply to the reasonable expenses that you will incur for appointing the lawyer and handling as aforesaid. The aforesaid in this section notwithstanding, the Officeholder and Company shall act in accordance with provisions of the policy in all matters that concern disputes with the insurer on the identity of the representing counsel, if it is warranted by provisions of the policy, in a way that handing over handling to the other representing counsel shall not allow the insurer to break free from his obligation pursuant to the policy or reduce it in any way.

2.5.5.	As per your request, Company and/or the lawyer it has chosen for you shall report, from time to time (in reasonable scope and frequency) on the handling of your defense.

2.5.6.
Company may not bring the aforementioned legal proceeding to a conclusion by way of settlement and/or arrangement and/or agree to a settlement and/or arrangement that will result in you being required to pay amounts for which you will not be indemnified in accordance with this Letter of Indemnification and which also will not be paid in full as part of the Company Officeholders’ insurance that will be acquired, insofar as it is acquired, by Company and/or its subsidiaries, without your prior and written consent to the settlement that will be reached. Moreover, Company may not bring the dispute regarded in the aforementioned legal proceeding to a ruling by way of arbitration or mediation, without your prior and written consent, and provided that you do not refuse to give this consent without reasonable arguments. To remove any doubt, even if the dispute in the legal proceeding is resolved by way of arbitration or mediation or any other, Company shall bear all related expenses in accordance with this Letter of Indemnification inasmuch as it is required to by law in an ordinary legal proceeding.

2.5.7.
Company may settle in a matter of a monetary charge or rule in a dispute by way of arbitration or mediation in relation with a monetary charge, only if the suit and/or threat of suit against you are fully removed.

2.5.8.
The aforesaid hereinabove notwithstanding, Company may not bring the aforementioned legal proceeding to a conclusion by way of settlement and/or arrangement and/or bring the dispute regarded in the aforementioned legal proceeding to a ruling by way of arbitration and/or mediation in cases of criminal charges against you and/or proceedings in which the requested remedy is non-monetary and/or proceedings that might result in damage to your good name or the good name or reputation of shareholders, by power of which in accordance with Company Code you have been appointed to your position, without your prior and written consent. You can refuse to give your consent as aforesaid in this section at your sole discretion and without being required to provide reasons for non-consent.

2.6.	Cooperation with Company
2.6.1.
At the request of Company, you shall sign any document that will empower it and/or any lawyer as aforesaid to handle, in your name, your defense in such legal proceeding and represent you in all that is involved, in accordance with the aforesaid hereinabove. Furthermore, at the request of Company, and insofar as it is permitted by law, you shall give Company and/or third party in accordance with Company guidelines, in an immediate manner, any document and/or power of attorney that you will be requested to give for the purpose of handling your defense in accordance with this Letter of Indemnification.

2.6.2.
You shall cooperate with Company and/or any lawyer as aforesaid hereinabove in any reasonable manner that is required of you by any of them as part of their handling of that legal proceeding, and provided that Company ensures the coverage of all the various expenses and other payments involved as aforesaid in section 2.2 hereinabove so that you will not be required to personally pay or fund them, and that is without derogating from the indemnification that has been guaranteed to you in accordance with the aforesaid in this Letter of Indemnification and all subject to the aforesaid in this Letter of Indemnification.

2.6.3.
Furthermore, you stipulate to observing all instructions of the insurers in accordance with any Officeholders’ liability policy that Company and/or you contract in for the purpose of defending against the legal proceeding, as required of you by any of them as part of their handling of that legal proceeding.

2.7.	Liabilities Coverage

Whether Company acts in accordance with the specification in section 2.5.4 hereinabove or not, it shall ensure the coverage of all various expenses and other payments as aforesaid in section 2.2 hereinabove so that you will not be required to personally pay or fund them, and that is without derogating from the indemnification that has been guaranteed to you in accordance with the aforesaid in this Letter, and/or the insurance policy acquired by Company from time to time, inasmuch as it acquires one, and all subject to the aforesaid in this Letter of Indemnification.

2.8.	Inapplicability of Indemnification

2.8.1.
Company will not be obligated to indemnify you in accordance with this Letter of Indemnification for any amount that is paid by you in accordance with terms of a settlement in a legal proceeding which you had chosen to conduct on your own, unless Company has given a written consent to such settlement or arbitration, as applicable, and at any rate Company shall not withhold its consent as aforesaid if not for reasonable reasons.

2.8.2.
Furthermore, indemnification shall not apply in the event of your admission to a criminal charge for a felony that does not require proof of criminal intent, unless Company has received prior and written notice of your intention to admit to the felony as aforesaid.

2.8.3.
Company will not be required to pay, in accordance with this Letter, monies that were actually paid to or for or instead of you in any way whatsoever as part of insurance (that was acquired by Company) or any obligation to indemnity of whomever, except an amount that is in excess of the amount that was paid by power of the insurance policy and/or the other indemnification agreement. The aforesaid in this section does not derogate from your rights in all that concerns the Company’s incurring of the excess insurance as specified in the policy and/or transferring of insurance benefits Company had received from the insurers for your liability and/or legal expenses that you had incurred.

2.8.4.
Furthermore, insofar as indemnification in accordance with this Letter is for your service in Subsidiaries and Related Companies, then indemnification in accordance with this Letter shall only be thereafter the exhaustion of all your rights as part of an insurance policy that has been prepared by the Subsidiary and/or relevant Related Company and/or in accordance with a prior obligation to indemnity or a permit to indemnity in the Subsidiaries and Related Companies, inasmuch as they exist.

To remove any doubt, it is clarified that the amount of indemnification in accordance with this Letter shall apply in excess of (and in addition to) the amount that will be paid (inasmuch as it is paid) as part of insurance that was prepared by the Subsidiary and/or indemnification that was given by the Subsidiary as aforesaid.

If your demand to receive indemnification and/or insurance coverage for an action you had taken within your position in the Subsidiary that might be indemnifiable in accordance with this Letter of Indemnification, is rejected by the Subsidiary or the insurance company of the Subsidiary and/or Related Company, as applicable, Company shall pay you in accordance with this Letter of Indemnification amounts to which you will be entitled in accordance with this Letter of Indemnification, if you shall be so entitled, and you stipulate to assigning to Company your rights to receive amounts from the Subsidiary and/or Related Company and/or in accordance with the insurance policy of the Subsidiary and/or Related Company and also empower company to collect such amounts in your behalf inasmuch as such empowerment is required to observe the provisions of this section. In this regard, you hereby stipulate to signing on any document that is required by Company for the purpose of assigning your aforesaid rights and empowering Company to collect the aforesaid amounts in your behalf.

To remove any doubt it is clarified that this Letter of Indemnification does not grant the Subsidiary and/or any other third party any rights toward Company, including, but without derogating from the generality of the aforesaid hereinabove, a right to sue and/or demand any payment from Company as participation in the indemnification and/or insurance coverage that is given to you by the Subsidiary for an action that you had taken within your position in the Subsidiary.

2.9.	Payment of Indemnification
Thereupon your request to execute payment in relation with any case in accordance with this Letter, Company shall take all necessary actions by law toward its payment, and shall act toward arranging any approval that is required in such regard, insofar as required. If any approval for payment is required as aforesaid, and such payment is not approved accordingly for any reason whatsoever, such payment or any part thereof that is not approved as aforesaid shall be subject to Court approval and Company shall act toward obtaining it.

2.10.	Period of Indemnification and Exemption
Company’s exemption and obligations in accordance with this Letter shall be in your credit and/or that of your estate and/or that of alternative directors who were lawfully appointed by you and indefinitely, and that is even thereafter the conclusion of your employment at Company and/or your service as an Officeholder at Company and/or your service as an Officeholder at Subsidiaries and/or Related Companies, as applicable, and provided that actions for which the exemption or obligation to indemnity are given have been taken during your employment at Company and/or service as an Officeholder at Company and/or at Subsidiaries of Company and that is regardless of the date of discovery of the event for which you are entitled to exemption and/or indemnification in accordance with this Letter of Indemnification.

2.11.	Return of Paid Indemnification Amounts
In case Company pays you or instead of you any amounts as part of this Letter in relation with a legal proceeding as aforesaid, including by way of providing legal representation as aforesaid, and thereafter it appears that you are not entitled to indemnification by Company for such amounts, such amounts will be considered as a loan that has been given to you by Company, with the addition of interest at a minimum rate as specified from time to time by law as to not give the loan’s receiver a taxable benefit, and you must return such amounts to Company when you will be required to do so in writing, and in accordance with a payment arrangement as determined by Company.

3.	Miscellaneous
3.1.	Company stipulates to notifying you as soon as possible about any event for which indemnification might apply.

3.2.	All words used in this Letter of Indemnification, including in the Addendum hereto, in the masculine gender shall extend to and shall include the feminine gender.

3.3.
Terms in this Letter of Indemnification shall be interpreted in accordance with the Companies Law, and if no definition exists in the Companies Law, in accordance with the Securities Law, 5728-1968. The Addendum to this Letter of Indemnification constitutes an inseparable part thereof.

3.4.
Company’s obligations according to this Letter shall be interpreted extensively and in a way that is designed to uphold them, insofar as permitted by law, for the sake of their intended purpose. Insofar as it is determined that a provision from among the provisions of this Letter of Exemption and Indemnification is unenforceable and/or invalid for any reason and/or in case of contradiction between any provision in this Letter and the provisions of law that cannot be conditioned upon, change or added to, the aforesaid provision of law shall supersede, but it shall not impact or derogate from the validity of other provisions in this Letter.

3.5.
This Letter of Exemption and Indemnification shall enter into effect upon your signing of its copy and at the designated place, and provision of said signed copy to Company. It is hereby agreed that if you received a prior obligation of Company to exemption and indemnification, your consent to receiving this Letter of Exemption and Indemnification constitutes your irrevocable consent to voiding the prior obligation.

3.6.
Company may cancel, at its sole discretion and at any time, its obligation to indemnity and exemption in accordance with this Letter, or reduce the Maximum Amount of Indemnification hereunder, or reduce the events to which it applies, either in regards to all Officeholders or some thereof inasmuch as it concerns events that apply thereafter the changing date – and provided that it has provided Officeholder with prior notice of this intent, in writing, at least 60 days prior to the date in which its decision enters into effect. To remove any doubt, it is clarified that any decision as aforesaid that could worsen the terms of this Letter or void it shall not have retroactive application of any kind and the Letter of indemnification prior to its changing or cancellation, as applicable, shall continue to apply and remain valid in all intents and purposes in regards to any event that occurred prior to the changing or cancellation, even if the proceeding for it has been filed against an Officeholder thereafter the changing or cancellation of the Letter of Indemnification.

3.7.	In any other case, this Letter of Exemption and Indemnification cannot be changed unless signed by Company and by you.

3.8.
This Letter of Indemnification does not derogate from Company’s right to decide on indemnification in retrospect in accordance with the provisions of any law, and the obligation to indemnifying you in accordance with this Letter does not derogate from the exemption that was given to you by Company in accordance with the aforesaid hereinabove.

3.9.
To prevent doubt, it is hereby determined that this Letter of Exemption and Indemnification does not constitute a contract for the benefit of any third party and is non-assignable. To remove any doubt, in case of departure (god forbid), this Letter of Exemption and Indemnification shall apply to you, to your replacement in accordance with the provisions of any law, including to your estate.

3.10.
No waiver, delay, refrain from action or the granting of an extension by Company or by you shall not be interpreted under any circumstances as waiver and shall not impact the rights and obligations of Parties in accordance with this Letter of Exemption and Indemnification and/or any law, and shall not prevent from a Party as aforesaid to take all legal and other measures required for exercising his rights as aforesaid.

3.11.
The law that applies to this Letter of Indemnification is the Israeli law and the competent Court at Tel Aviv has exclusive jurisdiction to hear the disputes that arise from the implementation of this Letter of Exemption and Indemnification.

3.12.
This Letter constitutes an exclusive and exhaustive agreement of terms and provisions that apply to the contracting between Company and Officeholder in reference with the issues hereto. This document supersedes any oral or written understanding, statement and agreement that were prepared between Company and Officeholder in the matters aforesaid in this Letter, inasmuch as such were prepared, prior to the signing of this Letter.

3.13.	Parties to this Letter state that they have read this Letter of Exemption and Indemnification thoroughly and signed it out of their own good and free will and thereafter understanding its content.

And as evidence thereof, Company has signed, through its signatories, who have been lawfully empowered.
__________________
 Company
I confirm the receipt of this Letter and my consent to its terms.

__________________
Officeholder
Date:  __________________

Addendum

Subject to the provisions of law, the following are the determining events in regards to section 2.2.1:

1.
Issuance of securities (including issuance of securities that did not go through) in Israel and outside of it including, but without derogating from the generality of the aforesaid hereinabove, a public offering of securities according to a prospectus, private offer, sale offer, issuance of bonus shares or an offering of securities in any other way, including but not limited to a prospectus of an initial public offering in NASDAQ, which the Company intends to advertise in 2011.

2.	Execution of an acquisition offer and/or sale offer and any procedure, opinion, document and/or statement that is related thereto.

3.	An event that is the result of Company being a public company or because its shares have been offered to the public or because Company shares are traded in a stock exchange in Israel or abroad.

4.
A transaction or action as defined in section 1 of Companies Law, whether or not it is part of the ordinary course of business of Company and/or its Subsidiaries, and in general a transaction with an interested party, negotiation to contracting in a transaction or action, transfer, sale, lease, rent, acquisition or encumbering of assets or liabilities (including securities), or giving or receiving a right in any thereof, receiving and granting credit and giving or receiving guarantees, and in general contracting under funding agreements with banks and/or other financial factors for the purpose of funding transactions or contracts that are being executed and also any action or use of judgment that is directly or indirectly involved with the transaction or action as aforesaid, and all whether or not the aforesaid transactions and/or actions are completed, and for any reason.

5.
Any action of an Officeholder at Company and/or its Subsidiaries in the fields of transactions that it executes including complementary services, investment in companies in sectors that are close to Company’s operations and the other operations of Company and the integrated corporations that are or will be permitted by law.

6.
A statement or notice that is filed in accordance with Companies Law or Securities Law, including regulations installed thereunder, or in accordance with rules or guidelines that are common in the stock exchange in Israeli or outside of it, or a law of another country that regulates similar affairs and/or refrain from filing a statement or notice as aforesaid.

7.
Discussion and decision making and provision of a statement and discovery in Company’s statements, including provision of an evaluation concerning the effectiveness of internal auditing and other issues that are included in the report of Company’s Board, and also the giving of statements and reference to the financial statements.

8.	Preparation and signing of the financial statements of Company and Subsidiaries, joint or separate, as applicable, and their approval, and also in relation with business plans or forecasts.

9.
Any action or derivative thereof to adopting financial reporting in accordance with international financial reporting standards (IFRS) or the US generally acceptable accounting principles (US GAAP) or any financial reporting standards that are commonly used by Company or its Subsidiaries.

10.
Any action and/or decision in regards to distribution, as defined in Companies Law, including Court-approved distribution, including acquisition of Company shares and provided that indemnification for an action as aforesaid is permitted by law and also any suit or demand in relation with the distribution of dividends to Company shareholders.

11.
The changing or reorganization of Company’s structure or any decision in such regard, including, but without derogating from the generality of the aforesaid hereinabove, merger, split, change in Company capital, establishment of Subsidiaries, their dissolution or sale, allocation or distribution.

12.
Revisions, changes and formulation of arrangements between Company and shareholders, bond holders, banks and/or creditors of Company or of companies that are held by it, and in general revisions to the deeds of trust, bonds and documents of the outline and the arrangement in their entirety.

13.	Actions or derivatives thereof that are related to issuance of licenses, construction permits or approvals, including approvals and/or exemptions concerning antitrust.

14.
Any suit or demand in relation with the operations of Company and its Subsidiaries, its businesses, contracts, structure etc. including an action or decision in matters that are directly or indirectly related to antitrust, and in general binding arrangements, mergers and monopoly.

15.	The preparation of or participation in tenders.

16.
An expression or saying, including expression of a position or opinion that has been made in good faith by Officeholder during and within his position, including in negotiations and contracts with vendors or clients, and including as part of management meetings, sessions of the Board or of any of its committees.

17.	An action or derivative thereof that stands in contrast of Company’s Code or memorandum.

18.
An action or derivative thereof or a decision related to employer-employee relations including a negotiation, contracting and implementation of personal or collective work agreements, promotion of employees, employee benefits, including handling pension arrangements, insurance, study or saving funds, loans to employees and allocation of securities to employees.

19.
An action or derivative thereof or a decision that concerns safety and hygiene at work, whether it has been argued that it has caused bodily damages or property damages, and/or an action or derivative thereof or any decision that concerns the employment terms, including the employment terms at the various Company sites (including all that concerns equipment that is at employees’ disposal and assignments that they are tasked with and in particular all that directly or indirectly concerns arguments related to silica exposure).

20.
Any suit or demand that is filed by a third party who suffers from bodily harm and/or any bodily damage or damage to business or personal asset, including loss of its use during any action or inaction that is attributed to Company, or respectively to its employees, agents or other persons who operate or claim to operate on behalf of Company.

21.	Any suit or demand that is filed by buyers, owners, lessors, renters or other holders of Company assets for damages or losses related to usage of the aforesaid assets.

22.
Any action or failure in preparing insurance arrangements and/or managing risks, including any suit or demand related to an alleged action or inaction that has caused the non-preparing of proper insurance arrangements and also any matter related to negotiations regarding insurance agreements, contracting under insurance agreements, terms of insurance policies and activation of insurance policies.

23.
Formulation of work plans including pricing, marketing, distribution, guidelines or lack of guidelines to employees, clients, distributers, processors, end users of Company products and vendors, and collaborations with competitors or any third parties.

24.
Decisions and/or actions or derivatives thereof that concern environmental protection and in general hazardous materials, and also a suit or demand related to circumstances that allegedly create any kind of violation of environmental laws, regulations, environmental licenses, permits or additional approvals that are required in accordance with environmental laws including and/or that cause environmental disturbances, including noise.

25.
Decisions and/or actions or derivatives thereof that concern the Consumer Protection Law 5741-1981 and/or orders and/or regulations thereunder, and also any other law of a consumerist nature, and secondary legislation that applies thereunder, whether it exists at the time of giving this Letter of Exemption and Indemnification or in the future and/or by power of any foreign law in this field.

26.
An action and/or any derivative thereof that concerns negotiating, contracting and executing contracts of any kind and sort with vendors, distributers, agents, franchisees etc. of products that are marketed and/or sold by Company or used by it;

27.	Negotiating, contracting and executing agreements with manpower contractors, services contractors, construction contractors, renovations constructors etc.

28.
Any administrative, public and legal action, orders, judgments, suits, demands, letters of demand, guidelines, arguments, investigations, proceedings or notices on lack of observance or a violation of an action by a governmental authority or other body, in Israel or outside of it, that argue the non-fulfillment of the provisions of a law, regulation, order, ordinance, rule, custom, provision, licensing, directive, policy and/or judgment by Company and/or Officeholders at Company within their position in Company.

29.
Provision of information, presentations, an opinion, statement, notice and filing an application to state and other authorities, and in general to any other competent authorities by law in Israel or outside of it, including but without derogating from the generality of the aforesaid, Companies Law  including regulations installed thereunder, or in accordance with provisions of tax laws that apply to Company, and documentation of all that is required under any law.

30.	A violation that has been executed or allegedly executed or a misuse of third party intellectual property rights including, but without limiting to, patents, samples, trademarks, copyrights etc.

31.
Actions or derivatives thereof in relation with the intellectual property of Company and its protection, including registration or enforcement of intellectual property rights and defense in suits related thereto.

32.
Management of Company’s investment portfolio and bank accounts and the execution of actions or derivatives thereof, including in all that concerns foreign currency transactions (including foreign currency deposits), securities (including a securities buyback transaction and lending and borrowing of securities), loans and credit frames, debit cards, bank guarantees, letters of credit, investment advice agreements including with portfolio managers, hedging transaction, options, future contracts, derivatives, swap transactions etc.

33.	Exercise of a personal guarantee given by Officeholder to Company, as guarantee of Company obligations and/or statements.

34.
Non-observance of full and/or proper due diligence procedures in Company investments that has led to the full or partial loss of investments and/or an impact to Company businesses and/or violation of obligations to a third party.

35.
Events and actions or derivatives thereof in relation with investments executed by Company in various corporations, prior to or thereafter execution of the investment, including for the purpose of contracting in a transaction, executing, developing, tracking and overseeing it.

36.	Monetary liability imposed on an Officeholder for actions he had taken part of in Company’s behalf vis-à-vis the various state institutions.

37.
Monetary liability imposed on an Officeholder for a third party suit against the Officeholder for lacking or misleading written or oral discovery to existing and/or potential investors in Company, including in case of Company’s merger with another company.

38.	A suit or demand in relation with issues that require discovery in a prospectus, including in any draft thereof and for which discovery was not given as required under any law.

39.
Any suit and/or demand referring to the non-discovery or failure to provide any kind of information at the required time as per the law and/or in relation with a false and/or faulty discovery of information as aforesaid, to third parties and in general to holders of Company securities and/or empowered holders of securities, including in reference to an issuance, allocation, distribution, acquisition, possession and/or interest in Company securities and/or any other investment activity that involves and/or is influenced by Company securities.

40.
Any suit and/or demand referring to the non-discovery or failure to provide any kind of information at the required time as per the law and/or in relation with a false and/or faulty discovery of information as aforesaid, to third parties and in general income tax, value-added tax, national insurance, investment center, Ministry of Environmental Protection, local authorities and any governmental or institutional factor and/or professional or other union.

41.
Non-observance of any law requirements, including in relation with supply and distribution of products (including failure to comply with relevant standards, non-provision of warnings as required etc.), their production, development, contracts with third parties and antitrust.

42.	Credit risks.

43.	Violating the provisions of any agreement to which Company is a party, whether it was actually or allegedly executed.

44.	An action or derivative thereof that concerns a tax liability of Company and/or Subsidiary and/or shareholders of any thereof.

45.
Any action and/or demand that is directly or indirectly filed in relation with a full or partial inaction by hands of Company and/or by Officeholders, managers and/or employees of Company in all matters of payment, its reporting and/or documentation, by a state authority, foreign authority, municipal authority and/or any other payment that is required in accordance with the laws of the State of Israel, including income tax payments, sale tax, betterment tax, transfer fees, excise duty, value-added tax, stamp tax, custom duties, national insurance, salaries and/or delaying salary to employees and/or other delays, including any kind of interest and linkage additions.

46.	Events that significantly influenced or might have influenced Company profitability or property or rights or obligations.

47.	Any action related to a vote in held companies.

48.	Any suit and/or demand that is filed by a lender or creditor or whoever claims to be a lender or creditor, concerning monies that were lent by them and/or debts of Company to them.

49.
Any of the events as specified hereinabove in relation with the service of the Officeholder on behalf of Company as an Officeholder at Subsidiaries and/or Related Companies and also in relation with any country in the world.
Any provision in this Addendum hereinabove that concerns the execution of a certain action shall be interpreted as also referring to the non-execution or refrain from execution of said action, and all unless the context of things in a certain provision does not tolerate such interpretation.

50.	Any indemnifiable event and/or action in accordance with the Efficiency of Enforcement Procedures in the Securities Authority (Legislation Amendments), 5771-2011.

* * *